                                     Filed Pursuant to Rule 424(b)(4)
                                     Registration No. 333-42213

                                2,000,000 SHARES

                                  NEWMARK LOGO

                                  COMMON STOCK
     All of the shares of Common Stock offered hereby are being sold by the Company. Prior to this offering, there has been no public market for the Common Stock. For information relating to the factors considered in determining the initial public offering price, see "Underwriting." The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "NHCH."

     Prior to this offering, the Company has operated as a wholly owned subsidiary of Pacific USA, an indirect wholly owned subsidiary of Pacific Electric Wire & Cable. Pacific Electric Wire & Cable is a limited company incorporated in Taiwan whose shares are listed on the Taiwan Securities Exchange. Upon completion of this offering, Pacific USA will continue to own approximately 82.1% of the outstanding Common Stock of the Company.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                                  Underwriting
                                           Price to              Discounts and             Proceeds to
                                            Public              Commissions (1)            Company (2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................          $10.50                   $0.735                   $9.765
-------------------------------------------------------------------------------------------------------------
Total (3).........................       $21,000,000               $1,470,000              $19,530,000
=============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $1,000,000 payable by the Company, including a non-accountable expense allowance of $150,000 payable to the Representatives of the Underwriters.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $24,150,000, $1,690,500 and $22,459,500, respectively.
                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates representing the shares will be ready for delivery at the offices of Dain Rauscher Incorporated, Minneapolis, Minnesota, on or about March 18, 1998.

Dain Rauscher Incorporated                       Laidlaw Global Securities, Inc.

                 THE DATE OF THIS PROSPECTUS IS MARCH 12, 1998.

                      [PHOTOS OF FINISHED HOME (EXTERIOR),
                          FINISHED HOME (INTERIOR) AND
                            HOME UNDER CONSTRUCTION]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise specified, the information in this Prospectus has been adjusted to reflect a 92-for-1 split of Common Stock paid as a dividend prior to the date of this Prospectus and assumes the Underwriters' over-allotment option is not exercised. Except as otherwise indicated, the information set forth herein does not give effect to the acquisition of Westbrooke (as defined) effective January 1, 1998. All references in this Prospectus to the "Company" include Newmark Homes Corp. and its subsidiaries (other than Westbrooke), unless the context otherwise requires.

                                  THE COMPANY

     The Company designs, builds and sells single-family homes in five major markets within the Southwest and Southeast United States, including Houston, Austin, Dallas/Fort Worth, Miami/Ft. Lauderdale and, most recently, Nashville. Each of these markets has experienced population and job growth above the national average over the past several years. The Company operated in 49 subdivisions in these metropolitan areas, and had 444 homes under construction at December 31, 1997. In addition, as of December 31, 1997, the Company owned or had under option contract 2,020 lots available for future growth. The Company is also actively engaged in residential land acquisition and development, which enables it to provide lots for its homebuilding operations.

     The Company offers high-quality homes, designed principally for the "move-up" and relocation market segments under the Newmark name. Typically, Newmark homes range in size from 1,700 square feet to over 4,500 square feet and range in price from $120,000 to $350,000, with an average sales price of $205,000 for homes closed during 1997. The Company also offers custom homes under the Fedrick, Harris Estate Homes name that range in size from 3,500 square feet to over 7,000 square feet and range in price from $250,000 to $700,000, with an average sales price of $352,000 for homes closed during 1997. Revenues generated from sales of Fedrick, Harris Estate Homes were 15% and 16% of total homebuilding revenues for 1996 and 1997, respectively.

     The Company's homebuilding operation is positioned to compete with high-volume builders by offering a broader selection of homes with more amenities and greater design flexibility than typically offered by volume builders. Newmark homes give the homebuyer the ability to select various design features in accordance with their personal preferences. Through a volume building approach, the Company's custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to the Company's effective purchasing, construction and marketing programs. While most design modifications are significant to the homebuyer, they typically involve relatively minor adjustments that allow the Company to maintain construction efficiencies and result in greater profitability due to increased sales prices and margins. The Company believes that its ability to meet the design tastes of prospective homebuyers at competitive prices distinguishes itself from many of its competitors.

     The Company's subsidiary, Newmark Home Corporation ("Newmark"), was founded in 1983 in Houston, Texas. The Company achieved annual profitability from inception despite the adverse economic conditions that prevailed in Texas in the late 1980's and early 1990's. Seven of the Company's eleven executive officers and key employees have worked together at the Company for more than ten years, and ten of the Company's executive officers and key employees have worked together for more than four years. The Company has developed and implemented a balanced, disciplined approach to home construction and land purchases. This balanced approach has focused on purchasing, construction, marketing, market analysis, economic and financial forecasting, management information systems and accounting. The Company believes the experience of its executive officers and key employees and its disciplined approach to its business have been key factors in the Company's success.

STRATEGY

     The Company's objective is to provide its customers with homes that offer both quality and value, while seeking to maximize its return on invested capital. The key elements of this strategy include:

     - GROWTH MARKETS. The Company's primary markets have each experienced population and job growth in excess of the national average over the past several years. The Company believes that there are significant growth opportunities in these markets. The Company also continues to evaluate new markets that would satisfy the Company's profitability, investment return and other criteria.

     - SOPHISTICATED MARKETING. The Company employs sophisticated and comprehensive marketing programs, including telemarketing, an Internet web site and a virtual reality CD-ROM home tour. The Company executes its overall marketing strategy through advertising campaigns tailored to local markets, including coordination of realtor promotions, subdivision grand openings, showcase presentations for custom homes, the Company's newsletters, realtors' newsletters, product bulletins, billboards, local newspaper advertisements and other direct sales activities.

     - FOCUS ON RELOCATION MARKET. In markets with a significant number of relocation buyers, the Company aggressively competes with resales of existing homes, primarily by making available to potential buyers completed or nearly completed homes.

     - MANAGEMENT TRAINING. The Company aggressively recruits and hires new management trainees, typically with some construction experience, following graduation from college and trains these new hires for increasing levels of responsibility within the Company. Through continuous "on the job" experience and classroom training, these associates become knowledgeable, experienced candidates for middle management positions. The Company believes that the depth of its middle management will facilitate the Company's expansion into new markets.

     - DECENTRALIZED OPERATIONS WITH EXPERIENCED MANAGEMENT. The Company believes that the in-depth knowledge of its experienced management in local markets enables the Company to better serve its customers. Each of the Company's operating divisions focuses on a single market, and local management is responsible for preliminary site selection and negotiation of option contracts in accordance with Company policy.

     - CENTRALIZED PURCHASING. The Company utilizes centralized purchasing to leverage its purchasing power into volume discounts, a practice which reduces costs, ensures timely deliveries and reduces the risk of supply shortages due to allocations of materials. In addition, the Company has negotiated favorable price arrangements with several high quality national and regional suppliers.

     - COST MANAGEMENT. The Company controls its divisional overhead costs by centralizing administrative and accounting functions, eliminating the need for redundant functions at the city level, and by automating and integrating its information systems. The Company also controls costs through the efficient design of its homes and by obtaining favorable pricing, where possible, from subcontractors and other suppliers of goods and services.

     - LIMITED REAL ESTATE EXPOSURE. The Company seeks to maximize its return on capital and limit its exposure to changes in land valuation by obtaining options to purchase lots whenever feasible. The Company also seeks to limit its exposure to real estate inventory risks by (i) closely monitoring its unsold inventory of new homes and the stage of completion of homes under construction on an ongoing basis, (ii) centralizing control for the start of new homes and (iii) closely monitoring local job market and demographic trends, housing preferences and related economic developments. See "Business -- Strategy."

ACQUISITION OF WESTBROOKE

     Effective January 1, 1998, the Company acquired Westbrooke Communities, Inc. and its affiliated entities ("Westbrooke"). Westbrooke, founded in 1976, is a leading builder of single-family homes in the South Florida market. Westbrooke's homes are designed primarily to appeal to first time and move-up home buyers, with homes ranging in size from 1,300 square feet to over 3,500 square feet and ranging in price from $108,000 to $240,000, with an average sales price of $172,000 for 1997. Westbrooke operated in four subdivisions and had 214 homes under construction as of December 31, 1997. The Company expects the acquisition of Westbrooke to significantly enhance its competitive position in the South Florida area. See "Acquisition of Westbrooke."

                                  THE OFFERING

Common Stock offered by the
Company.............................     2,000,000 shares

Common Stock to be outstanding after
this offering.......................     11,200,000 shares(1)

Use of Proceeds.....................     To fund the Company's planned growth
                                         and to repay a portion of the
                                         indebtedness assumed in connection with
                                         the acquisition of Westbrooke. Pending
                                         new market expansion and residential
                                         land acquisition opportunities, a
                                         portion of the net proceeds will be
                                         used to repay a portion of the
                                         outstanding balances under the
                                         Company's construction credit
                                         facilities.

Nasdaq National Market Symbol.......     NHCH
---------------

(1) Excludes 896,000 shares of Common Stock reserved for issuance under the Company's tandem stock option/ stock appreciation rights plan, options to purchase 672,000 of which are expected to be granted upon the consummation of this offering. See "Management -- 1998 Tandem Stock Option/Stock Appreciation Rights Plan."

                      SUMMARY FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------
                                                                                               PRO FORMA
                                                             1995        1996        1997       1997(1)
                                                           --------    --------    --------    ---------
STATEMENT OF OPERATIONS DATA:
  Revenues.............................................    $125,427    $190,855    $215,360    $318,781
  Gross profit.........................................      22,836      34,591      40,060      55,105
  Equity in earnings from unconsolidated
    subsidiaries.......................................       1,978         792         465         465
  Selling, general and administrative expenses.........      16,572      22,976      26,512      34,409
  Depreciation and amortization........................       1,271       1,524       1,669       2,665
  Operating income.....................................       6,971      10,883      12,344      18,496
  Income before income taxes...........................       6,246      10,496      10,927      16,557
  Net income...........................................       3,769       6,332       6,655      10,089
  Net income per share.................................    $   0.41    $   0.69    $   0.72    $   0.90
  Weighted average shares outstanding..................       9,200       9,200       9,200      11,200
OPERATING DATA:
  Units:
    New sales contracts, net of cancellations..........         720         998         984       1,625
    Closings...........................................         641         902         972       1,573
    Backlog at end of period...........................         171         267         279         591
  Average sales price per closing......................    $    188    $    200    $    219    $    201
  Sales value of backlog at end of period..............    $ 32,280    $ 50,657    $ 60,048    $113,737
  Gross profit as a percentage of revenues.............        18.2%       18.1%       18.6%       17.3%
  Selling, general and administrative expenses as a
    percentage of revenues.............................        13.2%       12.0%       12.3%       10.8%

                                                                  DECEMBER 31, 1997
                                                              --------------------------
                                                                            PRO FORMA
                                                               ACTUAL     AS ADJUSTED(1)
                                                              --------    --------------
BALANCE SHEET DATA:
  Inventories...............................................  $102,547       $144,899
  Total assets..............................................   139,213        199,485
  Total debt................................................    66,100         98,800
  Stockholders' equity......................................    55,691         74,221

---------------

(1) Gives effect to (i) the acquisition of Westbrooke effective January 1, 1998 and (ii) the sale of the Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and Pro Forma Condensed Financial Statements included elsewhere in this Prospectus.

                                  RISK FACTORS

     Prospective investors should carefully consider the specific factors set forth below as well as the other information included elsewhere in this Prospectus before deciding to purchase the shares of Common Stock offered hereby. Except for historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such difference include those discussed below, as well as those discussed elsewhere herein.

     GENERAL REAL ESTATE, ECONOMIC AND OTHER CONDITIONS. The homebuilding industry is cyclical and is significantly affected by changes in general and local economic conditions, such as employment levels, interest rates, availability of financing for homebuyers, consumer confidence and housing demand. In addition, homebuilders are subject to various risks, including competitive overbuilding, availability and cost of lots, materials and labor, weather conditions, delays in construction schedules, cost overruns, changes in governmental regulation and increases in real estate taxes and other local government fees. In addition, to the extent that hurricanes, tornados, droughts, floods, brushfires or other natural disasters or similar events occur in any of the Company's markets, the homebuilding industry in general, and the Company's business in particular, may be adversely affected.

     VARIABILITY OF RESULTS; SEASONALITY. The Company and Westbrooke historically have experienced, and in the future expect to continue to experience, variability in sales and net income on an annual and a quarterly basis. Factors expected to contribute to this variability include, among others:
(i) the timing of home closings; (ii) the Company's and Westbrooke's ability to continue to acquire land and options thereon under acceptable terms; (iii) the timing of receipt of regulatory approvals for the construction of homes; (iv) the condition of the real estate market and general economic conditions in the Company's and Westbrooke's local markets; (v) the cyclical nature of the homebuilding industry; (vi) the prevailing interest rates and the availability of mortgage financing; (vii) pricing policies of competitors; (viii) the timing of the opening of new residential projects; (ix) weather; and (x) the cost and availability of materials and labor. The Company's and Westbrooke's historical financial performance is not necessarily a meaningful indicator of future results and, in particular, the Company expects its financial results to vary from project to project and from period to period. In addition, the homebuilding industry is seasonal, generally with more sales in the spring and summer months, resulting in more home closings in the fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Results."

     DEPENDENCE ON TEXAS AND FLORIDA ECONOMIES AND HOUSING MARKETS. The Company presently conducts most of its business in Texas and Florida. Economic growth in Texas has increased considerably in the 1990's, compared to the late 1980's, a period characterized by a weak economy, excessive home inventories and low sale prices, while economic growth in Florida has generally been in excess of the national average over the last several years. A prolonged economic downturn in Texas or Florida would have a material adverse effect on the Company.

     CONCENTRATION OF OWNERSHIP. Following completion of this offering, Pacific USA Holdings Corp. ("Pacific USA") will indirectly beneficially own approximately 82.1% of the outstanding Common Stock of the Company (80.0% if the Underwriters' over-allotment option is exercised in full). Accordingly, Pacific USA will be in a position to elect the Company's directors and officers, to control the policies and operations of the Company and to determine the outcome of corporate transactions or other matters submitted for shareholder approval, including mergers, consolidations, the sale of the Company's assets or a change in control of the Company. See "Security Ownership" and "Description of Capital Stock."

     ACCESS TO FINANCING. The homebuilding industry is capital intensive and requires expenditures for home construction and for land purchases and development. Accordingly, the Company has incurred substantial indebtedness to finance its homebuilding, land acquisition and development activities. The Company believes it will have adequate financial resources after this offering, including availability under its credit facilities, to meet its working capital, residential land acquisition and development needs under current market conditions. However, there can be no assurance that the amounts available from such sources will be sufficient. If the

Company identifies significant new acquisition opportunities, or if the Company's operations do not generate sufficient cash from operations at levels currently anticipated, the Company may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings or the issuance of debt or equity securities. The amount and types of indebtedness which the Company may incur are limited by the terms of its existing financing agreements. If the Company is not successful in obtaining sufficient capital to fund its planned expansion and other expenditures, new projects may be constrained. Any such delay or abandonment could result in a reduction in sales and may adversely affect the Company's future results of operations. Prior to this offering, the Company has been operated as an indirect wholly-owned subsidiary of Pacific USA and has obtained financing, in part, and loan guarantees from Pacific USA. Pacific USA will be under no obligation to provide such financing or guarantees to the Company in the future. Effective December 31, 1997, all outstanding indebtedness owed by the Company to Pacific USA was contributed to the Company's capital, and all currently outstanding loan guarantees provided by Pacific USA will continue in accordance with their terms.

     LAND POLICIES AND POSITION. Historically, the Company has made significant investments in land inventory and lot positions, primarily in the Miami/Ft. Lauderdale market, principally because land was not available on an option basis in that market. Due to market conditions, the Company may not be able to obtain suitable land inventory or sufficient lot positions through the use of options. This may require the Company to make significant investments in land and lot positions that the Company may be required to hold as inventory for an extended period until economic conditions justify the development of such land and lot positions. Moreover, there can be no assurance that the Company will be successful in acquiring suitable land for development in additional markets. If the Company is unable to locate and acquire suitable land which it can profitably develop, its business, financial condition and results of operations could be materially and adversely affected.

     SPECULATIVE CONSTRUCTION. Since 1993, approximately 65% of the Company's homes were begun before a sales contract was executed and an earnest money deposit was received. Because interest and other expenses are capitalized during construction but expensed after completion, the Company begins to recognize significant interest and maintenance expense on unsold inventory. At December 31, 1997, the Company had 90 completed homes in inventory and 265 homes under construction without a sales contract. In the event there is a downturn in housing sales in the Company's markets, the Company's inventory of completed homes could increase, leading to additional financing costs and lower margins, which could have a material adverse effect on the Company's financial results.

     RISKS ASSOCIATED WITH ACQUISITIONS AND EXPANSION OF OPERATIONS. In connection with its acquisitions (including the acquisition of Westbrooke effective January 1, 1998) and new market expansion, the Company may face risks commonly encountered with growth through acquisitions and expansions. These risks include the incurrence of higher than anticipated capital expenditures and operating expenses, the adverse impact on the Company's ongoing business resulting from greater attention of management to the acquired businesses or new market operations, and difficulties encountered in integrating the operations and personnel of the acquired business. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with acquisitions or expansions. To the extent the Company does not successfully avoid or overcome the risks or problems related to its acquisitions or expansions, the Company's results of operations and financial condition could be adversely affected.

     To the extent that the Company expands through start-up operations into new markets or through acquisition, it will need to employ or consult with personnel that are knowledgeable of such markets. In addition, the success of any particular acquisition (including the acquisition of Westbrooke) may be significantly dependent on retaining key members of the acquired company's existing management. There can be no assurance that the Company will be able to employ or retain the necessary personnel, that the Company will be able to successfully implement its disciplined management process and culture with local management, or that the Company's expansion operations will be successful.

     COMPETITION. The homebuilding industry is highly competitive and fragmented. Homebuilders compete for desirable properties, financing, materials and skilled labor. The Company competes for residential sales with large homebuilding companies, some of which have greater financial resources than the Company, and smaller homebuilders, which may have lower administrative costs. The Company also competes for home sales with individual resales of existing homes and condominiums. There can be no assurance that the Company will be able to continue to compete successfully in any of its markets. The inability of the Company to continue to compete successfully in any of its markets could have a material adverse effect on the Company's business, financial condition or results of operations.

     INTEREST RATES; MORTGAGE FINANCING. Virtually all purchasers of the Company's homes finance their acquisitions through third-party lenders providing mortgage financing. In general, housing demand is adversely affected by increases in interest rates, decreasing availability of mortgage financing, increasing housing costs and unemployment. If mortgage interest rates increase and, as a result, the ability of prospective buyers to finance home purchases is adversely affected, the Company's operating results may be significantly negatively impacted. The Company's homebuilding activities are also dependent upon the availability and cost to home buyers of mortgage financing.

     GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS. The Company and its competitors are subject to various local and state statutes, ordinances, rules, and regulations concerning zoning, resource protection (protection of wetlands, woodlands and hillside areas), building design, construction and similar matters. The Company may also be subject to periodic delays in its homebuilding projects due to building moratoriums. Such moratoriums generally relate to insufficient water supplies, sewage facilities, delays in utility hook-ups, or inadequate road capacity within specific market areas or subdivisions. In addition, certain new development projects are subject to various assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial. By raising the cost of the Company's homes to its customers, an increase in such assessments could have a negative impact on the Company's sales.

     Federal and state environmental laws and regulations also affect the Company and its competitors. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause the Company to incur substantial compliance and other costs, and may prohibit or severely restrict homebuilding activity in environmentally sensitive markets.

     Furthermore, in projects in which the Company is developing land, it must obtain the approval of numerous governmental authorities regulating such matters as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal. The length of time necessary to obtain permits and approvals increases the carrying cost of unimproved property acquired for the purpose of development and construction. There can be no assurance that the time necessary to obtain permits and approvals will not increase in the future, or that, whether or not such time periods increase, governmental restrictions and approval processes will not materially increase the carrying cost of property held by the Company, which could have a material adverse effect on the Company's business, financial condition or results of operations.

     IMMEDIATE AND SUBSTANTIAL DILUTION. Investors participating in this offering will experience immediate and substantial dilution in net tangible book value per share. See "Dilution."

     MIAMI/FT. LAUDERDALE OPERATIONS. Certain insurance companies doing business in the Miami/ Ft. Lauderdale have restricted, curtailed or suspended the issuance of homeowners' insurance policies on single family and multi-family homes. This has had the effect of both reducing the availability of hurricane and other types of natural disaster insurance and, in general, increasing the cost of such insurance to prospective purchasers of homes in the Miami/Ft. Lauderdale metroplex. Mortgage financing for a new home is conditioned, among other things, on the availability of adequate homeowners' insurance. There can be no assurance that homeowners' insurance will be available or affordable to prospective purchasers of the Company's homes offered for sale in the Miami/Ft. Lauderdale market. Long-term restrictions on, or unavailability of, homeowners' insurance in the Miami/Ft. Lauderdale market could have an adverse effect on the homebuilding industry in that market in general, and on the Company's business within that market in particular. Additionally, the availability of permits for new homes in new and existing developments has been adversely affected by the significantly limited capacity of the schools, roads, and other infrastructure in that market.

     POTENTIAL CONFLICTS OF INTEREST. Conflicts of interest may arise in the future between the Company and Pacific USA in a number of areas relating to their ongoing relationships, including dividends, incurrence of indebtedness, tax matters, financial commitments and issuances and sales of capital stock of the Company. The Company and Pacific USA have agreed pursuant to a tax allocation agreement that the Company will pay Pacific USA an amount equal to the liability that the Company would be required to pay if the Company paid federal income taxes on a stand-alone basis. A conflict of interest may arise if Pacific USA chooses to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Pacific USA and detrimental to the Company. In addition, under federal income tax law, each member of a consolidated group (as determined for federal income tax purposes) is also jointly and severally liable for the federal income tax liability of the consolidated group. See "Certain Transactions -- Tax Allocation Agreement."

     TRANSACTIONS WITH AFFILIATES. In the past, the Company has participated in certain centralized programs with Pacific USA and its subsidiaries, including payroll and employee benefits administration and the evaluation and negotiation of national contracts for the purchase of office supplies, long distance telephone and overnight delivery services. While the Company may have achieved certain cost savings from participating in these centralized programs, there can be no assurance that it will continue to do so in the future. In addition, in the event that any of these entities would be unable or unwilling to continue to offer these centralized programs to the Company in the future, there can be no assurance that the Company would be able to obtain substitute services at reasonable rates.

     In addition, Pacific USA has historically loaned funds to the Company, as well as guaranteed certain of its bank loans. Effective December 31, 1997, indebtedness owed by the Company to Pacific USA was contributed to the Company's capital. Pacific USA has indicated that it may not provide loans or guarantees to the Company in the future, the absence of which could have an adverse effect on the Company's ability to obtain financing. See "Certain Transactions."

     WARRANTY LIABILITY. Various components of homes built by the Company are warranted against defects in materials or work quality for up to 10 years. The Company has not experienced any material losses from warranty claims to date and maintains reserves for normal, recurring warranty expenses. There can be no assurance that material warranty claims will not be asserted in the future. These claims could have a material adverse effect on the Company's business, financial condition or results of operations.

     DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend on the continued services of its executive and senior officers. Certain members of executive and senior management have employment agreements with the Company. See "Management -- Employment Agreements." The loss of the services of one or more key personnel could have a material adverse effect upon the Company's operations. The Company's success also depends on its ability to attract and retain qualified personnel. There can be no assurances that the Company will be successful in attracting and retaining such personnel. See "Management."

     SHARES ELIGIBLE FOR FUTURE SALE. Following completion of this offering, the Company will have outstanding 11,200,000 shares of Common Stock (11,500,000 shares if the underwriters' over-allotment option is exercised in full). The 2,000,000 shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by affiliates of the Company. Shares of Common Stock outstanding prior to completion of this offering will be "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"). These "restricted securities" may be sold only if they are registered under the Securities Act by the Company or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. All of the shares of Common Stock outstanding prior to this offering are held indirectly by Pacific USA. Pacific USA does not have any plan or arrangement with the Company to register its shares under the Securities Act for resale in the public markets. The Company, Pacific Realty Group, Inc. and Pacific USA have agreed that they will not, directly or indirectly, sell or otherwise dispose of any of such shares for a period of 180 days after the date of this Prospectus, without the prior written consent of Dain Rauscher Incorporated on behalf of the Representatives of the Underwriters. See "Underwriting." Dain Rauscher Incorporated does not currently intend to release Pacific USA from its lock-up agreement. Dain Rauscher Incorporated has indicated that factors it would consider in potentially releasing Pacific USA from its lockup agreement include the possible impact of the sale of such shares on the trading market for the Company's Common Stock. Pacific USA has also indicated that, in order to consolidate the Company's financial results with its financial results for tax and financial reporting purposes, it must maintain an 80% ownership in the Company, and it does not presently intend to request a release of the lock-up from Dain Rauscher Incorporated or to sell any of its shares of Common Stock of the Company. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock. See "Shares Eligible for Future Sale."

     ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK
PRICE. Prior to this offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active market will develop or be sustained following this offering. The initial public offering price for the shares of Common Stock sold in this offering was determined through negotiations between the Company and the Representatives and may not necessarily reflect the market price for the Common Stock following this offering. Market prices for the Common Stock following this offering will be influenced by a number of factors, including the Company's operating results and other factors affecting the Company specifically and the homebuilding industry and financial markets generally, as well as the depth and liquidity of the market for the Common Stock. In recent years, the stock market has experienced price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "Underwriting."

     ANTI-TAKEOVER PROVISIONS. Nevada law includes a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. The Company's Articles of Incorporation provide for "blank check" preferred stock which may also have the effect of deterring a non-negotiated take-over attempt. See "Description of Capital Stock -- Anti-Takeover Provisions of State Law."

                                  THE COMPANY

     The Company is a wholly-owned, indirect subsidiary of Pacific USA, which also conducts operations through companies engaged in financial services, other real estate activities, technology and investment banking. The Company is a direct subsidiary of Pacific Realty Group, Inc. ("Pacific Realty Group"), which has investments in companies engaged in other non-homebuilding real estate activities. Pacific USA is an indirect subsidiary of Pacific Electric Wire & Cable Co., Ltd., a limited company organized under the laws of Taiwan whose shares are listed on the Taiwan Securities Exchange ("Pacific Electric Wire & Cable").

     In 1993, Pacific Realty Group acquired Newmark and formed Pacific United Development Corp., a residential land acquisition and development company ("PUDC"). In 1994, the Company was incorporated, and Pacific Realty Group contributed Newmark and PUDC to the Company. In March 1995, the Company acquired the business of The Adler Family Partnership ("Adler"), a builder of single-family homes in the Miami/ Ft. Lauderdale metropolitan area.

     The Company's principal executive offices are located at 1200 Soldiers Field Drive, Sugar Land, Texas 77479, and its telephone number is (281) 243-0100.

                           ACQUISITION OF WESTBROOKE

     The Company acquired Westbrooke effective January 1, 1998. Westbrooke, founded in 1976 by James Carr, is a leading builder of single-family homes in the South Florida market. Westbrooke's homes are designed primarily to appeal to first time and move-up home buyers, with homes ranging in size from 1,300 square feet to over 3,500 square feet and ranging in price from $108,000 to $240,000, with an average sales price of $172,000 for 1997. Westbrooke operated in four subdivisions and had 214 homes under construction as of December 31, 1997. The Company expects the acquisition of Westbrooke to significantly enhance its competitive position in the South Florida market.

     The consideration paid for the purchase of Westbrooke consisted of (i) $18.9 million in the form of promissory notes (the "Acquisition Notes"), $12.3 million of which bear interest at 6.45% per annum and are payable annually over five years and $6.6 million of which bear interest at 9% and are payable on January 1, 1999 and (ii) deferred consideration of up to $7.5 million contingent upon Westbrooke achieving specified cumulative income targets (the "Income Targets") over a five year period. In order for the Income Targets to be met, Westbrooke must achieve net income before income tax (as determined in accordance with the stock purchase agreement entered into in connection with the acquisition) on a cumulative basis of $3.4 million, $7.0 million, $10.9 million, $15.0 million and $19.4 million for the fiscal years ending December 31, 1998, 1999, 2000, 2001 and 2002, respectively. Of the $7.5 million of contingent deferred consideration, Leonard R. Chernys, Diana Ibarria and Harold L. Eisenacher are eligible to receive an aggregate of up to $1.0 million each over the five year period. Mr. Carr is eligible to receive the balance. Mr. Chernys, Ms. Ibarria and Mr. Eisenacher have worked with Westbrooke since January 1978, January 1980 and March 1985, respectively.

     The Company has also agreed to continue to pay incentive compensation to each of Mr. Chernys, Ms. Ibarria and Mr. Eisenacher equal to 6% (2% to each individual) of Westbrooke's net income before income tax (as determined in accordance with the stock purchase agreement).

     In connection with the acquisition of Westbrooke by the Company, Westbrooke borrowed $10.0 million pursuant to a bank loan (the "Westbrooke Bank Loan"). The proceeds from the Westbrooke Bank Loan were used to repay the $7.5 million outstanding balance under Westbrooke's subordinated notes and to redeem the outstanding minority interest in Westbrooke for $2.5 million. The Westbrooke Bank Loan is secured by a letter of credit furnished by the Company. The Company intends to use $10.0 million of the proceeds from this offering to repay the Westbrooke Bank Loan. See "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered by the Company are estimated to be approximately $18.5 million (approximately $21.5 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and other estimated offering expenses.

     Of the net proceeds, the Company intends to use $10.0 million to repay the Westbrooke Bank Loan incurred by Westbrooke in connection with its acquisition by the Company. The Westbrooke Bank Loan bears interest at a rate of prime less 0.75% (7.75% as of December 31, 1997) and matures on September 30, 1998. The proceeds from the Westbrooke Bank Loan were used to repay the $7.5 million outstanding balance under Westbrooke's subordinated notes and to redeem the outstanding minority interest in Westbrooke for $2.5 million. See "Acquisition of Westbrooke." The remaining balance of the net proceeds is expected to be used to fund planned expansion in existing markets. Pending new market expansion or land acquisition opportunities, a portion of the net proceeds will be used to repay a portion of the outstanding balances under the Company's construction credit facilities. Borrowings under such credit facilities bear interest at rates ranging from prime plus 0.5% to prime plus 1.5% per annum, and mature upon the closing of the sale of the homes securing the borrowings. Upon application of the net proceeds as set forth above, the Company will have approximately $21.5 million available under its credit facilities for future borrowings, which the Company believes will provide it with financial flexibility as new market expansion or land acquisition opportunities arise. Pending such uses, the net proceeds of this offering will be invested in short term, interest bearing securities.

     Effective December 31, 1997, all of the indebtedness owed to Pacific USA ($9.1 million at December 31, 1997) was contributed to the capital of the Company.

                                DIVIDEND POLICY

     The Company intends to retain all earnings to provide funds for its operations and expansion, and, therefore, does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's future dividend policy will be determined by its Board of Directors based on various factors, including the Company's results of operations, financial condition, business opportunities, capital requirements, credit restrictions and such other factors as the Board of Directors may deem relevant. In addition, certain of the Company's credit agreements restrict the amount of dividends payable by the Company.

                                    DILUTION

     At December 31, 1997, after giving effect to the acquisition of Westbrooke, the Company had pro forma net tangible book value of $1.95 per share of Common Stock. Net tangible book value per share of Common Stock equals the tangible assets of the Company, less all liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of shares of Common Stock offered hereby and the application of the net proceeds therefrom, the net tangible book value of the Company at December 31, 1997 would have been $3.26 per share. This represents an immediate increase of $1.31 per share to the existing shareholder and an immediate dilution of $7.24 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution to new investors:

Initial public offering price per share.....................           $10.50
  Pro forma net tangible book value per share as of December
     31, 1997...............................................  $1.95
  Increase per share attributable to new investors..........   1.31
                                                              -----
Net tangible book value per share after offering............             3.26
                                                                       ------
Dilution per share to new investors.........................           $ 7.24
                                                                       ======

     The following table sets forth the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by the sole existing shareholder and new investors purchasing shares in this offering:

                            SHARES PURCHASED           TOTAL CONSIDERATION          AVERAGE
                        ------------------------    -------------------------        PRICE
                          NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE      PER SHARE
                        ----------    ----------    -----------    ----------    -------------
Existing
  shareholder.........   9,200,000       82.1%      $52,257,000       71.3%         $ 5.68
New investors.........   2,000,000       17.9%       21,000,000       28.7%          10.50
                        ----------      ------      -----------      ------         ------
     Total............  11,200,000      100.0%      $73,257,000      100.0%
                        ==========      ======      ===========      ======

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1997 (i) on an actual basis, (ii) pro forma to give effect to the acquisition of Westbrooke which occurred in January 1998 and (iii) pro forma as adjusted to reflect the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                             DECEMBER 31, 1997
                                                    ------------------------------------
                                                                   PRO        PRO FORMA
                                                     ACTUAL       FORMA      AS ADJUSTED
                                                    --------    ---------    -----------
                                                               (IN THOUSANDS)
Construction loans payable........................  $ 66,100    $ 88,408      $ 79,878
Bank loan.........................................        --      10,000            --
Acquisition Notes(1)..............................        --      18,922        18,922
Stockholders' equity:
  Preferred stock, $0.01 par value, 3,000,000
     shares authorized; no shares issued, actual
     or as adjusted...............................        --          --            --
  Common stock, $0.01 par value, 30,000,000 shares
     authorized; 9,200,000 shares issued, actual;
     11,200,000 shares issued, as adjusted(2).....        92          92           112
  Additional paid-in capital......................    52,165      52,165        70,675
  Retained earnings...............................     3,434       3,434         3,434
                                                    --------    --------      --------
          Total stockholders' equity..............    55,691      55,691        74,221
                                                    --------    --------      --------
          Total capitalization....................  $121,791    $173,021      $173,021
                                                    ========    ========      ========

---------------

(1) The Acquisition Notes were incurred in connection with the acquisition of Westbrooke effective as of January 1, 1998.

(2) Excludes 896,000 shares of Common Stock reserved for issuance under the Company's tandem stock option/ stock appreciation rights plan, options to purchase 672,000 of which are expected to be granted upon consummation of this offering. See "Management -- 1998 Tandem Stock Option/Stock Appreciation Rights Plan."

                     SELECTED FINANCIAL AND OPERATING DATA

     The statement of operations data and balance sheet data presented below have been derived from the historical financial statements of the Company. The Company's consolidated financial statements for the years ended December 31, 1994, 1995, 1996 and 1997 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected financial data set forth below should be read in conjunction with and are qualified by reference to the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              THREE MONTHS
                                               YEAR ENDED        ENDED                YEAR ENDED DECEMBER 31,
                                              SEPTEMBER 30,   DECEMBER 31,   -----------------------------------------
                                                 1993(1)        1993(2)        1994     1995(3)      1996       1997
                                              -------------   ------------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues..................................    $ 86,445        $24,273      $108,630   $125,427   $190,855   $215,360
  Cost of sales.............................      68,980         19,641        86,260    102,591    156,264    175,300
                                                --------        -------      --------   --------   --------   --------
  Gross profit..............................      17,465          4,632        22,370     22,836     34,591     40,060
  Equity in earnings from unconsolidated
    subsidiaries............................          --             --            --      1,978        792        465
  Selling, general and administrative
    expenses................................     (14,101)        (2,638)      (12,928)   (16,572)   (22,976)   (26,512)
  Depreciation and amortization.............        (188)          (222)         (831)    (1,271)    (1,524)    (1,669)
                                                --------        -------      --------   --------   --------   --------
  Operating income..........................       3,176          1,772         8,611      6,971     10,883     12,344
  Interest expense..........................        (360)          (123)         (613)    (1,332)    (1,238)    (1,987)
  Other income, net.........................        (170)           (68)          191        607        851        570
                                                --------        -------      --------   --------   --------   --------
  Income before income taxes................       2,646          1,581         8,189      6,246     10,496     10,927
  Income taxes..............................         202            772         3,205      2,477      4,164      4,272
                                                --------        -------      --------   --------   --------   --------
  Net income................................    $  2,444        $   809      $  4,984   $  3,769   $  6,332   $  6,655
                                                ========        =======      ========   ========   ========   ========
  Net income per common share...............          --        $  0.09      $   0.54   $   0.41   $   0.69   $   0.72
                                                                =======      ========   ========   ========   ========
  Weighted average shares outstanding.......          --          9,200         9,200      9,200      9,200      9,200
OPERATING DATA:
  Units:
    New sales contracts, net of
      cancellations.........................                                      500        720        998        984
    Closings................................                                      534        641        902        972
    Backlog at end of period................                                       92        171        267        279
  Average sales price per closing...........                                 $    201   $    188   $    200   $    219
  Sales value of backlog at end of period...                                 $ 18,579   $ 32,280   $ 50,657   $ 60,048
  Gross profit as a percentage of
    revenues................................                                     20.6%      18.2%      18.1%      18.6%
  Selling, general and administrative
    expenses as a percentage of revenues....                                     11.9%      13.2%      12.0%      12.3%

                                                                                           DECEMBER 31,
                                              SEPTEMBER 30,                  -----------------------------------------
                                                 1993(1)                       1994       1995       1996       1997
                                              -------------                  --------   --------   --------   --------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Inventories...............................    $ 28,124                     $ 36,670   $ 59,689   $ 83,659   $102,547
  Total assets..............................      30,818                       68,980    104,545    121,177    139,213
  Total debt................................      14,978                       33,086     47,428     60,768     66,100
  Stockholders' equity......................       7,000                       35,894     45,813     43,929     55,691

---------------

(1) Data for the year ended September 30, 1993 reflect the results of Newmark prior to its acquisition by Pacific USA on October 1, 1993.

(2) The Company changed its fiscal year end from September 30 to December 31 in 1993.

(3) Reflects the operating data of Adler subsequent to the Company's acquisition of the homebuilding assets of The Adler Family Partnership on March 1, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     On October 1, 1993, Pacific Realty Group acquired Newmark, a homebuilding company with a long-term track record of successful performance, established name in its existing markets, disciplined management culture, process and systems, and locations in strong growth markets. Since inception, the Company has sought to achieve profitability and revenue growth by providing quality homes in markets which have experienced population and job growth in excess of the national average during the past several years. Newmark has served as the foundation to support the Company's growth strategy, including expansion within existing markets, entry into two new markets through start-up operations and the acquisition of a regional homebuilder. In order to solidify lot position for its homebuilding operation, Pacific Realty Group formed a residential land acquisition and development company, PUDC, in 1993.

     The Company has experienced significant growth and has positioned itself to continue to expand its residential land and lot acquisitions significantly in markets that it has recently entered, such as Nashville and Dallas/Fort Worth, as well as in Houston. The Company believes that, based on its recently acquired lot options in a number of master-planned communities in and around Houston, there are significant opportunities for achieving greater market share in this market. The Company has continued to expand its operations in Miami/Ft. Lauderdale through new developments and the acquisition of Westbrooke in January 1998. The Company has also entered into new complementary lines of business including providing title and mortgage origination services through business relationships with Stewart Title Co. and CTX Mortgage Ventures Corporation. The Company expects these ancillary sources of revenues to grow at a rate consistent with the growth of its core homebuilding business.

     The Company recognizes revenue at the time of closing when title to, and possession of, the property transfers to the buyer. The Company capitalizes in inventory all homebuilding costs during the construction period, including interest and maintenance, and charges those capitalized costs to cost of sales as the related inventories are sold. Interest incurred on inventory following completion of construction is expensed. Accordingly, as the Company's inventory level rises and falls, interest expense can vary significantly. Included in the Company's depreciation and amortization expenses is amortization of goodwill in excess of $1.0 million in each of 1995, 1996 and 1997 related to the Company's acquisitions of Newmark and Adler.

     Equity in earnings from unconsolidated subsidiaries primarily represents earnings from a Florida homebuilding partnership, owned 50% by the Company, which wound-up its home-building operations in October 1997. Currently, all of the Company's continuing Florida operations are conducted through a wholly-owned subsidiary and included in the Company's revenues rather than in equity in earnings of unconsolidated subsidiaries. Equity in earnings from unconsolidated subsidiaries also includes earnings from Pacific Title, L.C. ("Pacific Title"), a title service business in which the Company owns a 49% interest, and NHC Mortgage Group, L.P. ("NHC Mortgage"), a mortgage finance joint venture in which the Company owns an approximate 50% interest, each of which was formed in 1997.

     The Company acquired Westbrooke effective January 1, 1998 for consideration consisting of (i) $18.9 million of Acquisition Notes and (ii) up to $7.5 million of contingent deferred consideration. See "Acquisition of Westbrooke." The Company accounted for the acquisition based on the purchase method of accounting and intends to consolidate all future results of Westbrooke in its consolidated financial statements. See Pro Forma Condensed Consolidated Financial Statements and the Combined Financial Statements of Westbrooke Communities, Inc. and Affiliates contained elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The following table sets forth the homebuilding revenue and number of home closings by market for the periods indicated (dollars in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                      --------------------------------
                                                        1995        1996        1997
                                                      --------    --------    --------
Houston:
  Revenues..........................................  $ 51,932    $ 79,920    $ 85,690
  Units.............................................       253         363         361
Austin:
  Revenues..........................................  $ 53,507    $ 63,891    $ 66,405
  Units.............................................       291         334         317
Dallas/Fort Worth:
  Revenues..........................................  $  4,922    $ 20,180    $ 30,119
  Units.............................................        27         103         138
Miami/Ft. Lauderdale:
  Revenues..........................................  $ 10,229    $ 16,819    $ 30,863
  Units.............................................        70         102         156
Nashville(1):.......................................        --          --          --
                                                      --------    --------    --------
     Total homebuilding revenues(2).................  $120,590    $180,810    $213,077
                                                      ========    ========    ========
     Total home closings............................       641         902         972
                                                      ========    ========    ========
Average sales price per home........................  $    188    $    200    $    219

---------------

(1) Nashville start-up operations began in August 1997 with home closings expected to begin in the second quarter of 1998.

(2) Does not include revenues from land sales of $4.8 million, $10.1 million and $2.3 million in 1995, 1996 and 1997, respectively.

     The following table sets forth, as a percentage of revenue, certain information in the Company's statement of operations for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1995     1996     1997
                                                              ------   ------   ------
Cost of sales...............................................   81.8%    81.9%    81.4%
Gross profit................................................   18.2     18.1     18.6
Selling, general and administrative expenses................   13.2     12.0     12.3
Income before income taxes..................................    5.0      5.5      5.1
Income taxes(1).............................................   39.7     39.7     39.1
Net income..................................................    3.0      3.3      3.1

---------------

(1) As a percent of income before income taxes.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenues increased by 12.8% to $215.4 million in 1997 from $190.9 million in 1996. This increase in revenues is largely attributable to two factors. First, the number of homes closed by the Company increased by 7.8% to 972 units in 1997 from 902 units in 1996. Second, the average sales price increased by 9.5% from $200,000 to $219,000 per home sold. This increase in the average sales price was primarily due to a change in the mix of homes sold. Revenues generated from sales of Fedrick, Harris Estate Homes increased from 15% of total revenues in 1996 to 16% of total revenues in 1997. Since the average sales price for Fedrick, Harris Estate Homes is approximately 70% higher than the average sales price for homes sold under the Newmark brand name, the increase in the percentage of revenues from Fedrick, Harris Estate Homes as compared to Newmark homes resulted in the increase in the average sales price of homes sold in the 1997 period. Home closings increased in the Company's Dallas/Fort Worth and Miami/Ft. Lauderdale markets, and decreased in Houston and Austin. Although Houston's home closings decreased in 1997 compared to 1996 due to inclement weather in the first quarter of 1997, Houston's homebuilding revenues increased due to a higher percentage of higher priced custom homes being closed in 1997 as compared to 1996. Revenues from land sales were $2.3 million in 1997 and $10.1 million in 1996.

     As a percentage of revenues, cost of sales decreased slightly to 81.4% in 1997 compared to 81.9% in 1996. As a percentage of revenues from land sales, the cost of land sales was 65.2% in 1997 compared to 91.1% in 1996.

     Equity in earnings from unconsolidated subsidiaries decreased $327,000 to $465,000 for 1997 compared to $792,000 for 1996. Earnings from Pacific Title and NHC Mortgage amounted to approximately $235,000 and $105,000, respectively, for 1997.

     Selling, general and administrative expenses increased by 15.2% to $26.5 million in 1997 from $23.0 million in 1996. Of such increase, $375,000 was due to costs incurred in entering the Nashville in 1997. The balance of the increase in these expenses was due largely to the increases in sales and construction activity required to sustain the higher level of revenues. As a percentage of revenues, selling, general and administrative expenses remained relatively stable at 12.3% for 1997 compared to 12.0% for 1996.

     Interest expense, which primarily reflects the carrying cost of completed homes, increased 60.5% to $2.0 million in 1997 from $1.2 million in 1996. This increase was primarily due to the impact of adverse weather on home sales in the Houston market and an increased inventory level in Florida associated with increased levels of activity in that market.

     The Company's provision for income taxes decreased as a percentage of earnings before taxes to 39.1% in 1997, compared to 39.7% in 1996. Under a tax allocation agreement with Pacific USA (the "Tax Allocation Agreement"), the Company is required to calculate its federal corporate income tax liability as if it filed a separate federal income tax return for each period and to pay Pacific USA the sum which would result from such calculation if the Company were subject to federal corporate income tax and filed a separate tax return. The Company recognized federal income tax expense under the Tax Allocation Agreement amounting to $4.0 million in 1997 compared to $3.8 million in 1996.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues grew by 52.2% to $190.9 million in 1996 from $125.4 million in 1995. The increase in revenues was largely attributable to the number of homes closed, which increased by 40.7% to 902 units in 1996 from 641 units in 1995. This increase in the number of homes closed was due in part to the inclusion of sales by Adler for the entire 1996 fiscal year compared to only ten months of sales by Adler in 1995. Home closings also increased in each of the Company's markets, with the Houston market leading the way with a 43.5% increase in closings as its units grew to 363 in 1996 from 253 in 1995. The increase in home closings in Houston reflected the increase in job growth in Houston and the decrease in interest rates experienced in 1996 as compared to 1995. Dallas/Fort Worth unit sales nearly quadrupled to 103 from 27 in its first full year of operations in that market. Revenues from land sales were $10.1 million in 1996 and $4.8 million in 1995.

     The Company's overall increase in revenues was also attributable to an increase in the average home price of 6.4% to $200,000 in 1996 from $188,000 in 1995. Houston, Austin, Dallas and Miami all posted increases in average sales prices for homes sold ranging from 12.8% in Miami to 4.0% in Austin. These increases in most cases were due to changes in the product mix of homes sold in favor of higher priced homes, stimulated by better market conditions. In Miami, all of the 1995 closings were located in one subdivision. Another subdivision was added in 1996 in which higher priced homes were sold. This second subdivision accounted for 43% of the home closings in Miami in 1996.

     As a percentage of revenues, cost of sales increased slightly to 81.9% in 1996 compared to 81.8% in 1995. Average cost of units sold increased by 9.4% to $175,000 in 1996 from $160,000 in 1995. As a percentage of revenues from land sales, cost of land sales was 91.1% in 1996 compared to 87.0% in 1995.

     Selling, general and administrative expenses increased in dollars by 38.6% to $23.0 million in 1996 from $16.6 million in 1995 but decreased as a percentage of revenues to 12.0% in 1996 from 13.2% in 1995. The dollar increase in these expenses was primarily due to the increase in sales commissions associated with an increase in units sold of $2.7 million, additional advertising to establish the Company name in new markets of $966,000, and costs associated with a full year of operations in the Company's start-up markets of $760,000, as well as other administrative expenses associated with the increase in volume. The decrease in selling, general and administrative expenses as a percentage of total revenues was due primarily to the costs incurred in connection with the start-up of the Company's operations in Dallas in 1995. In 1995, the Dallas operations closed only 27 home sales, resulting in revenues of $4.9 million. In 1996, the Dallas operations closed 103 home sales, resulting in revenues of $20.2 million, and incurred approximately the same level of selling, general and administrative expenses that were incurred in 1995.

     Interest expense decreased by $94,000 to $1.2 million in 1996 from $1.3 million in 1995. Lower interest expense resulted from improved inventory turnover during the year primarily in the Houston market.

     Other income, which primarily represents management fees from a Florida homebuilding unconsolidated partnership, grew by $244,000 to $851,000 in 1996 from $607,000 in 1995. The Company expects income from this partnership to decline as its inventory of land is depleted and homebuilding operations cease.

     The Company's provision for income taxes remained at 39.7% of pre-tax income from 1995 to 1996. The Company recognized federal income tax expense of $3.8 million under the Tax Allocation Agreement in 1996 compared to $2.3 million in 1995.

SEASONALITY AND QUARTERLY RESULTS

     The homebuilding industry is seasonal, as generally there are more sales in the spring and summer months, resulting in more home closings in the fall. The Company operates in the Southwestern and Southeastern markets of the United States, where weather conditions are more suitable to a year round construction process than other areas. The Company also believes its geographic dispersion to be somewhat counter-cyclical, with adverse economic conditions associated with certain of its markets often being offset by more favorable economic conditions in other areas. The seasonality of school terms has an impact on the Company's operations, but it is somewhat mitigated by the fact that many of the Company's buyers at the higher end of the Company's price range, including Fedrick, Harris custom homes, no longer have children in school. As a result of these factors, among others, the Company generally experiences more sales in the spring and summer months, and more closings in the summer and fall months. Likewise, Westbrooke has experienced seasonality in its revenues, generally completing more sales in the spring and summer months and more closings in the fourth quarter.

     The following table presents selected quarterly operating data of the Company for each of the eight quarters through the period ended December 31, 1997. In the opinion of management, all necessary adjustments (consisting of normal recurring adjustments) have been included to present fairly the unaudited selected quarterly operating data. This data is not necessarily indicative of the results of the operations of the Company for any future period.

                                                              QUARTER ENDED
                        -----------------------------------------------------------------------------------------
                        MARCH 30,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 30,   JUNE 30,   SEPT. 30,   DEC. 31,
                          1996        1996       1996        1996       1997        1997       1997        1997
                        ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                             (IN THOUSANDS)
STATEMENT OF
  OPERATIONS DATA:
Revenues..............   $38,181    $50,713     $50,273    $51,688     $46,241    $54,556     $61,507    $53,056
Gross profit..........     6,631      9,441       9,596      8,923       8,686     10,033      11,251     10,090
Selling, general and
  administrative......     5,403      6,070       5,809      5,694       5,663      6,348       7,110      7,391
Operating income......     1,246      3,134       3,556      2,947       2,676      3,206       4,005      2,457
MARGIN ANALYSIS:
Gross margin..........      17.4%      18.6%       19.1%      17.3%       18.8%      18.4%       18.3%      19.0%
Selling, general and
  administrative......      14.2%      12.0%       11.6%      11.0%       12.3%      11.6%       11.6%      13.9%
Operating income......       3.2%       6.2%        7.1%       5.7%        5.8%       5.9%        6.5%       4.6%
OPERATING DATA:
Homes closed
  (units).............       191        247         248        216         215        249         267        241
Average sales price of
  homes closed........   $   199    $   203     $   199    $   202     $   213    $   215     $   230    $   217

     The Company historically has experienced, and in the future expects to continue to experience, variability in revenues on a quarterly basis. Factors expected to contribute to the variability include, among others: (i) the timing of home closings; (ii) the Company's ability to continue to acquire land and options on acceptable terms; (iii) the timing of receipt of regulatory approvals for the construction of homes; (iv) the condition of the real estate market and general economic conditions; (v) the cyclical nature of the homebuilding industry; (vi) prevailing interest rates and the availability of mortgage financing; (vii) pricing policies of the Company's competitors; (viii) the timing of the opening of new residential projects; (ix) weather; and (x) the cost and availability of materials and labor. The Company's historical financial performance is not necessarily a meaningful indicator of future results and the Company expects its financial results to vary from project to project from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financing needs depend primarily upon its sales volume, inventory levels, inventory turnover and land acquisitions. For the years ending December 31, 1995, 1996 and 1997, the Company used cash in operations of $8.8 million, $7.8 million and $10.5 million, respectively. The significant use of cash in operations of the Company has primarily been due to the increasing inventory levels maintained by the Company as the Company continues to expand its business. Historically, the Company has financed its operations primarily through its earnings, borrowings from financial institutions, and capital contributions and borrowings from Pacific USA, primarily for residential land development acquisitions. In addition, to date all excess retained earnings not required to fund lot development and home building activities, service debt or meet the Company's debt covenants have been distributed to Pacific USA in the form of cash dividends. Because the Company does not intend to pay such dividends in the future, the Company will be able to retain those earnings to fund its expansion and acquisition programs, reducing its need for outside financing.

     The Company has financed in the past, and intends to continue to finance, its operations with cash from operations and borrowings under construction credit facilities. Generally these credit agreements are with regional and national lenders. Each of the credit agreements relates to specific markets and provides for financing residential land and lot acquisition and construction. The agreements have restrictive covenants which, among other things, limit speculative home building, debt to tangible net worth ratios, dividends and set a minimum requirement for tangible net worth. The agreements have various maturity dates and bear interest at rates based on Libor and prime. At December 31, 1997, the Company and Westbrooke had $13.2 million and $5.1 million of available credit under their respective credit facilities. The Company plans to renew these facilities as they mature.

     Historically, Pacific USA has guaranteed certain indebtedness and contingent liabilities of the Company. The total amount of guaranteed indebtedness and contingent liabilities at December 31, 1997 was $76,000 and $1.1 million, respectively. The Company does not expect such guarantees to be required by its commercial lenders following this offering.

     The Company generally finances its operations by borrowing for the acquisition of lot inventory and during the various stages of construction. Inventories (including finished homes and construction in progress, residential lots developed and under development) had increased by 22.6% to $102.5 million at December 31, 1997 from $83.6 million at December 31, 1996. The increase was due to expansion in the Nashville, Dallas/Fort Worth, Houston and Miami/Ft. Lauderdale markets. In the Miami/Ft. Lauderdale market, the Company is limited in its ability to acquire finished lots under option contracts, a factor which requires the Company to make significant capital expenditures in order to maintain adequate lot inventory in this market.

     The Company utilizes lot options as a method of controlling its investments in land. At December 31, 1997, the Company had 1,267 lots under option. At December 31, 1997, the Company had no capital commitments with respect to lot purchase contracts.

     From time to time, the Company has been in breach of certain of its loan covenants and has obtained waivers from its commercial lenders with respect to such breaches. Generally, the breached loan covenants related to restrictions on the Company's level of speculative home inventory. Each of the Company's loan agreements restricts the number and percentage of units allowed in speculative inventory. These restrictions range from 50% of the total dollar value of the respective bank line to 70% of total units committed (sold prior to completion). In the past, the Company has not experienced difficulty in obtaining appropriate waivers from its lenders.

     The Company also has approximately $18.9 million outstanding under promissory notes incurred in connection with the acquisition of Westbrooke. See "Acquisition of Westbrooke." The Company expects to pay these obligations from cash flow from operations of the Company on a consolidated basis. In addition, in connection with the acquisition of Westbrooke by the Company, Westbrooke borrowed $10.0 million from a bank. The proceeds from this loan were used to repay the $7.5 million outstanding balance under Westbrooke's subordinated notes and to redeem minority interests in Westbrooke for $2.5 million. The Company intends to use $10.0 million of the net proceeds from this offering to repay this bank loan. See "Use of Proceeds."

     The Company believes that upon the completion of this offering it will have adequate financial resources, including availability under its credit facilities, to meet its working capital and residential land acquisition and development plans under current market conditions for the next eighteen months. However, there can be no assurance that the amounts available from such sources will be sufficient. The Company's and Westbrooke's combined consolidated outstanding debt was approximately $117 million at December 31, 1997, and is expected to be approximately $99 million upon the consummation of this offering and the application of the net proceeds therefrom. Accordingly, the Company expects to incur interest expense on a consolidated basis at higher levels than it has in the past. In addition, if the Company identifies significant new acquisition opportunities outside of the Company's existing markets, or if the Company's operations do not generate sufficient cash from operations at levels currently anticipated, the Company may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings or the issuance of debt or equity securities. There can be no assurance that the amounts available from such sources will be sufficient. The amount and types of indebtedness which the Company may incur are limited by the terms of its existing financing agreements. In addition, the incurrence of additional debt by the Company would increase its debt service and interest obligations, which could have an adverse effect on the Company's results of operations or financial condition. If the Company is not successful in obtaining sufficient capital to fund its planned expansion and other expenditures, new projects may be constrained. Any such delay or abandonment could result in a reduction in sales and may adversely affect the Company's future business and results of operations.

INFLATION

     The Company, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. The Company attempts to pass through to its customers any of its costs through increased sales prices. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

                                    BUSINESS

GENERAL

     The Company designs, builds and sells single-family homes in five major markets within the Southwest and Southeast United States, including Houston, Austin, Dallas/Fort Worth, Miami/Ft. Lauderdale and, most recently, Nashville. Each of these markets has experienced population and job growth above the national average over the last several years. The Company operated in 49 subdivisions in these metropolitan areas, and had 444 homes under construction at December 31, 1997. In addition, as of December 31, 1997, the Company owned or had under option contract 2,020 lots available for future growth. The Company is also actively engaged in residential land acquisition and development, which enables it to provide lots for its homebuilding operations.

     The Company offers high-quality homes, designed principally for the "move-up" and relocation market segments under the Newmark name. Typically, Newmark homes range in size from 1,700 square feet to over 4,500 square feet and range in price from $120,000 to $350,000, with an average sales price of $205,000 for homes closed during 1997. The Company also offers custom homes under the Fedrick, Harris Estate Homes name that range in size from 3,500 square feet to over 7,000 square feet and range in price from $250,000 to $700,000, with an average sales price of $352,000 for homes closed during 1997. Revenues generated from sales of Fedrick, Harris Estate Homes were 15% and 16% of total homebuilding revenues for 1996 and 1997, respectively.

     The Company's homebuilding operation is positioned to compete with high-volume builders by offering a broader selection of homes with more amenities and greater design flexibility than typically offered by volume builders. Newmark homes give the home buyer the ability to select various design features in accordance with their personal preferences. Through a volume building approach the Company's custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to the Company's effective purchasing, construction and marketing programs. While most design modifications are significant to the homebuyer, they typically involve relatively minor adjustments that allow the Company to maintain construction efficiencies and result in greater profitability due to increased sales prices and margins. The Company believes that its ability to meet the design tastes of prospective homebuyers at competitive prices distinguishes itself from many of its competitors.

STRATEGY

     The Company's objective is to provide its customers with homes that offer both quality and value, while seeking to maximize its return on invested capital. Management believes that a balanced and disciplined approach to home construction, land purchases and marketing is essential to the Company's anticipated growth. To achieve this objective, the Company has developed a strategy which focuses on the following elements:

     GROWTH MARKETS. The Company's primary markets have each experienced population and job growth in excess of the national average over the past several years. The Company believes that there are significant growth opportunities in these markets. The Company also continues to evaluate new markets that have significant "move-up" and relocation segments that would satisfy the Company's profitability, investment return and other criteria. While the Company anticipates entering new markets primarily through start-up operations, it will also consider the acquisition of homebuilding companies that have complementary management styles. Entry into new markets is preceded by extensive due diligence and research conducted by management, in conjunction with Pacific Research Group and third-party resources.

     SOPHISTICATED MARKETING. The Company employs sophisticated and comprehensive marketing programs to attract potential homebuyers. Elements of this marketing program include extensive telemarketing, an Internet web site and a virtual reality CD-ROM home tour. The Company retains a national marketing consultant to develop its overall advertising strategy. The Company executes its overall marketing strategy through advertising campaigns tailored to local markets. Local marketing campaigns include coordination of realtor promotions, subdivision grand openings, showcase presentations for custom homes, the Company's newsletters, realtors' newsletters, product bulletins, billboards, local newspaper advertisements and other direct sales activities. The Company's telemarketing program is designed to ensure that prospective homebuyers who tour its model homes receive information regarding the Company's floor plans, optional features, subdivisions, schools, available financing and other matters. The Company's telemarketing group also answers requests from prospective homebuyers received via the Company's web site and toll-free number. The Company's web site, featuring a virtual reality home tour, has received over 1 million "hits" since its inception in July 1996 and allows a prospective homebuyer to download the home tour software to a personal computer and "tour" completely furnished homes, view the Company's different floor plans, locate the various subdivisions available in each market, and learn about neighborhood schools, subdivision amenities and shopping as well as the Company's construction techniques.

     FOCUS ON RELOCATION MARKET. In markets with a significant number of relocation buyers, the Company aggressively competes with resales of existing homes, primarily by making available to potential buyers completed or nearly completed homes. Since 1993, approximately 65% of the Company's homes were begun before a sales contract was executed and an earnest money deposit was received. As of December 31, 1997, the Company had 90 completed homes in inventory and 265 homes under construction without a sales contract. The Company believes that maintaining an inventory of completed or nearly completed homes provides distinct competitive advantages by (i) allowing home buyers to physically inspect their future home, in many instances easing their decision to buy, (ii) providing homes which can be moved into in or close to the same time frame as purchases of previously owned homes and (iii) avoiding the significant time and monetary costs typically associated with updating previously owned homes. Since 1993, 70% of the Company's homes were sold prior to completion of the home.

     MANAGEMENT TRAINING. The Company aggressively recruits and hires new management trainees, typically with some construction experience, following graduation from college and trains these new hires for increasing levels of responsibility within the Company. Through continuous "on the job" experience and classroom training, these associates become knowledgeable, experienced candidates for middle management positions. The Company believes that one of its strengths is its depth of middle management. This depth facilitates the Company's growth strategy as more experienced management relocates to new markets to conduct start-up operations while top performing middle managers are promoted to increasing levels of responsibility for continuing expansion of existing markets. The Company also actively seeks and employs qualified candidates for sales and marketing positions and provides extensive training designed to improve marketing skills and educate sales associates with respect to the uniqueness of the Company's homes which allows them to emphasize product differentiation in the sales process.

     DECENTRALIZED OPERATIONS WITH EXPERIENCED MANAGEMENT. The Company believes that the in-depth knowledge of its experienced management in local markets enables the Company to better serve its customers. The Company is organized into operating divisions, each relating to a local market area. Local management of each operating division is responsible for preliminary site selection and negotiation of option contracts in accordance with Company policies. Additionally, each operating division plans its homebuilding schedule, selects the building plans and architectural scheme for its subdivisions, obtains all building approvals, and develops a marketing plan for its homes. The Company's corporate office retains responsibility for purchasing, accounting and certain other management and administrative matters including approval of all lot contracts, final product selection, securing all financing and marketing plan approval.

     CENTRALIZED PURCHASING. The Company utilizes centralized purchasing to leverage its purchasing power into volume discounts, a practice which reduces costs, ensures timely deliveries and reduces the risk of supply shortages due to allocations of materials. The Company has negotiated favorable price arrangements with high quality national and regional suppliers such as General Electric, Rheem Manufacturing, Dupont Corian, Owens Corning, Dow Chemical, Royal Baths, Weslock National and Sherwin-Williams for appliances, heating and air conditioning, counter tops, bathroom fixtures, roofing and insulation products, floor coverings, and other housing components. Major materials, such as lumber, sheetrock, concrete and brick are also centrally purchased to obtain volume discounts. There are no minimum purchase requirements for these arrangements.

     COST MANAGEMENT. The Company controls its divisional overhead costs by centralizing administrative and accounting functions, eliminating the need for redundant functions at the city level. The Company controls construction costs through the efficient design of its homes and by obtaining favorable pricing, where possible, from subcontractors based on the high volume of work performed for the Company. The Company also controls its warranty costs through quality control that ensures that the home has been totally finished prior to the buyer moving in, thus enhancing customer satisfaction. The Company controls its advertising expenses through sophisticated budgeting of expenses with extensive review of all expenditures. Some of the Company's major suppliers and contractors also contribute advertising dollars for special promotions of houses and products. These campaigns feature the key suppliers' products and enhance the image of the Company's homes through brand recognition. In addition, the Company seeks to control its corporate overhead costs through efficiencies achieved through its highly automated and integrated systems.

     LIMITED REAL ESTATE EXPOSURE. The Company seeks to maximize its return on capital and limit its exposure to changes in land valuation by obtaining options to purchase lots whenever feasible. The Company will also directly acquire, where appropriate, quality residential properties that are in high demand for use in its homebuilding operations and for sale to third-party builders. The Company's executive management establishes targeted levels of lot options and land for development based on its strategic plan for the overall growth of the Company. The Company targets properties for acquisition that are both suitable for its homebuilding product and in locations which are anticipated to maintain the homebuyers' property values. The Company believes this strategy improves inventory turnover and enables the Company to develop and dispose of the developed lots typically within two to three years. The Company does not acquire land that is not suitable for lot development and residential construction and does not speculate on land values by acquiring and holding land for resale or for future development.

     The Company seeks to limit its exposure to real estate inventory risks by
(i) closely monitoring its unsold inventory of new homes and the stage of completion of homes under construction on an ongoing basis, (ii) centralizing control for the start of new homes and (iii) closely monitoring local job market and demographic trends, housing preferences and related economic developments, such as new job opportunities, local growth initiatives and trends in work force median income levels.

MARKETS

     The Company conducts homebuilding activities in five markets within three states, including Houston, Austin, Dallas/Fort Worth, Miami/Ft. Lauderdale and Nashville. The Company's operations in each of its markets differ based on a number of market specific factors. From the results of the research and analysis performed by the Company and Pacific Research Group, the Company plans to focus its development activity based on the following factors, among others: regional economic conditions, job growth, land availability, the local land development process, consumer tastes, competition from other builders of new homes and secondary home sales activity. The statistical information presented below has been compiled from a number of public sources by Pacific Research Group, an affiliate of the Company.

     The following table presents selected lot inventory and homebuilding data for the Company's current markets:

                                                                       HOMEBUILDING REVENUES /
                                               LOT INVENTORY                 HOMES CLOSED
                                           ---------------------    ------------------------------
                                               DECEMBER 31,            YEAR ENDED DECEMBER 31,
                              OPERATIONS   ---------------------    ------------------------------
           MARKET             COMMENCED    1995    1996    1997       1995       1996       1997
           ------             ----------   ----    ----    -----    --------   --------   --------
                                                                    (DOLLARS IN THOUSANDS / UNITS)
Houston.....................     1983      222     339       632    $ 51,932   $ 79,920   $ 85,690
                                                                         253        363        361
Austin......................     1984      272     208       363      53,507     63,891     66,405
                                                                         291        334        317
Dallas/Fort Worth...........     1995      160     146       396       4,922     20,180     30,119
                                                                          27        103        138
Miami/Ft. Lauderdale........     1995      345     169       368      10,229     16,819     30,863
                                                                          70        102        156
Nashville...................     1997       --      --       261          --         --         --
                                                                          --         --         --
                                           ---     ---     -----    --------   --------   --------
       Total Lots/Revenue...               999(1)  862(1)  2,020(1) $120,590   $180,810   $213,077
                                           ===     ===     =====    ========   ========   ========
       Total Units Closed...                                             641        902        972
                                                                    ========   ========   ========

---------------

(1) Includes 743, 656 and 1,267 lots under option contracts as of December 31, 1995, 1996 and 1997, respectively.

     HOUSTON, TEXAS. Growth in the energy sector combined with a healthy national economy are the key elements behind Houston's recent economic expansion. Houston has enjoyed a 2.7% rate of annual employment growth, or an average of 51,000 jobs per year since 1993. Houston has diversified its employment base between energy-dependent and energy-independent industries, which the Company believes should promote more stable job growth and a strong relocation market. Houston's population has grown by an average of more than 80,000 persons per year since 1990. Houston's affordable homes, low cost of living and strong population growth continue to favorably impact the demand for single-family homes. The median household income for Houston rose to an estimated $36,342 in 1996 from $31,503 in 1990, reflective of the strong job market in the metro area.

     Historically, the Company has maintained a moderate level of market share in Houston, but believes that additional expansion in this market is appropriate based on current and anticipated market conditions. The Company has strong brand name recognition in Houston and has positioned itself to take advantage of this anticipated market expansion.

     AUSTIN, TEXAS. From 1993 to 1996, Austin had created an average of 26,100 jobs per year, an annual growth rate of 5.5%. According to the American Metro Study Corporation Residential Survey for the second quarter of 1997, Austin's economy has slowed somewhat in 1996 and 1997, with an average of 18,000 new jobs per year projected over the next two years, reflecting a slower forecasted growth rate of approximately 2.2% per annum. Despite this slowdown, the rate of Austin's job growth remains stronger than that of the national economy. The Austin economy is dominated by four major sectors: high-technology manufacturing, software development, back-office operations and state government, including the University of Texas. The Austin Metropolitan Statistical Area ("MSA") has added an average of more than 100 families per week since 1994 and Austin's population exceeded one million persons in 1996 for the first time, aided by favorable cost of living factors and steady corporate expansions and relocations. The MSA continues to have a young (average age 29.5), well educated (64% of adults have at least some college education) workforce with a median income of $34,420, all factors which are favorable to growth in the single-family housing market.

     The Company plans to maintain current levels of activity in this market. The Company believes that this is an appropriate level of activity given the size of the Austin market.

     DALLAS/FORT WORTH, TEXAS. The combined Dallas/Fort Worth metropolitan area exceeded 4.5 million in total population in 1996. With an employment base of more than 2.3 million jobs, the metro area has added between 80,000 and 90,000 jobs annually during 1994 to 1996 (a 3.4% annual growth rate). This growth is partially attributable to the emergence of the "Telecom Corridor," a new center for high-technology communication companies in north Dallas and the Alliance Airport region, a hub for the manufacturing and service industries in Fort Worth. The metroplex has positioned itself as an attractive market for corporate relocations and expansions due to the relatively low cost of living and ease of accessibility to the metroplex. The median household income in 1996 was $44,300 and has risen an average of 5.4% annually since 1980. The single-family market in Dallas/ Fort Worth is characterized by rising home values in a market which has grown at an average rate of 21,000 units per year over the period 1993 to 1996.

     The Company has positioned itself to increase its market share in the Dallas/Fort Worth market, as this area continues its economic expansion. The Company entered this market with start-up operations in 1995 and is achieving the image, brand awareness and improved lot position which the Company believes will support its expansion in this market.

     MIAMI/FT. LAUDERDALE, FLORIDA. The Company's operations in Florida are concentrated in Broward and Dade Counties, which include the cities of Ft. Lauderdale and Miami, respectively. Broward County experienced an average annual population growth of 29,900 residents from 1990 to 1996, representing a compounded annual growth rate of 2.2%. The 1997 Urban Land Institute Profiles projects that Broward County's population will increase at a rate of 1.9% annually between 1996 and 2001. Most newcomers to the market are expected to be working-age families, a majority relocating from the South Dade/Miami area. The service sector dominates the overall employment in Broward. The service sector job growth rate of 3.5% between 1995 and 1996 is reflected in the 20,900 new jobs created during that period.

     Fueled by growth in the service and trade industries, Dade County has averaged approximately 20,000 new jobs per year during 1995 and 1996, an annual growth rate of approximately 2.2%. According to the American Metro Study Corporation Business Forecast for 1997, the Dade County population is projected to increase annually by 25,000 people to a total population of 2.1 million by 2000. According to the American Demographics 1997 MSA Profile for Miami/Ft. Lauderdale, the forecasted employment average annual growth rate through the year 2000 of 2.2% for this area compares favorably to a national projected average annual growth rate of 1.2%.

     The Company entered this market with the 1995 acquisition of a regional homebuilder. In addition, in January 1998 the Company acquired Westbrooke, an acquisition which expands the Company's operations in Dade and Broward counties and provides an entry into homebuilding operations in Palm Beach County. The Company believes that each of these acquisitions has positioned it to expand into new developments in this market.

     NASHVILLE, TENNESSEE. From 1990 to 1996, middle Tennessee's population grew by 11.1%, double the U.S. rate of 5.4%. With more than 100,000 new jobs created from 1990 through 1995, the area's employment growth rate of 17.9% was almost triple the national rate of 6.6% over that period, largely due to heavy immigration of relocating workers and new job seekers. Growing demand for labor pushed unemployment rates to their lowest sustained levels in 30 years, averaging 3.2% for the Nashville MSA. The Nashville MSA had a median household income of $40,405 and average household income of $49,880. The Company believes that the low cost of living, strong job growth and steady increase in per capita personal income will continue to have a favorable impact on demand for single-family homes in Nashville.

     The Company entered the Nashville market through a start-up operation, which commenced construction of new homes in August 1997. Initial home closings are expected to begin in the first half 1998.

BACKLOG

     The following table sets forth the Company's sales backlog by market for the periods indicated below:

                                                      DECEMBER 31,
                                   ---------------------------------------------------
                                        1995              1996              1997
                                   ---------------   ---------------   ---------------
                                            SALES             SALES             SALES
                                   HOMES    VALUE    HOMES    VALUE    HOMES    VALUE
                                   -----   -------   -----   -------   -----   -------
                                                 (DOLLARS IN THOUSANDS)
Houston..........................    65    $13,342     70    $15,411     97    $23,025
Austin...........................    77     14,158     72     13,773     85     17,806
Dallas...........................    15      2,734     28      5,486     42      9,167
Miami............................    14      2,046     97     15,987     55     10,050
Nashville........................    --         --     --         --     --         --
                                    ---    -------    ---    -------    ---    -------
     Total.......................   171    $32,280    267    $50,657    279    $60,048
                                    ===    =======    ===    =======    ===    =======

     Backlog represents home purchase contracts which have been executed and for which earnest money deposits have been received. Home sales are not recorded as revenues until the closings occur. Sales value represents the product of the number of homes for which earnest money contracts have been received multiplied by the average home sales price for the specific city for the period indicated.

     Consistent with historical experience, 98% of the homes in backlog at December 31, 1996 were closed by December 31, 1997. Based upon dollar volume, contract cancellations were approximately 14% of the home sales contracts signed during each of 1995, 1996 and 1997. Although cancellations can disrupt anticipated home closings, the Company believes that cancellations have not had a material negative impact on operations or liquidity of the Company during the last several years. The Company attempts to reduce cancellations by reviewing each homebuyer's ability to obtain mortgage financing early in the sales process and by closely monitoring the mortgage approval process.

IDENTIFICATION OF NEW MARKETS

     To achieve the Company's expansion strategy, the Company, together with its affiliate, Pacific Research Group, has developed a new market expansion process designed to identify and track growing homebuilding markets in the United States. The Company's program is designed as an ongoing process and consists of three stages which track economic and demographic activity in primary and secondary metropolitan markets (Stage I), narrowing the focus on specific markets and criteria (Stage II and Stage III) as they meet expansion objectives and timing. As part of its screening process, the Company evaluates geographically diverse markets because it believes that potential adverse economic conditions associated with certain markets are often offset by more favorable economic conditions in other operating areas. Consideration is also given to those markets located near current operating markets, which could function as satellite operations. An in-depth description of each of the stages is set forth below:

     Stage I includes the accumulation, maintenance and monitoring of quarterly economic and demographic data in potential expansion markets through the use of published databases and U.S. Census Statistics. Local and statewide data in each market are also analyzed for comparison purposes. The following factors are tracked on a quarterly basis for each expansion market: population growth and trends; breakdown of population by age; overall employment growth; employment by industry; median/average household income; unemployment rate; single-family housing starts/permits; median/average sales price of new and existing homes; and resale inventory and months of supply.

     The Stage II analysis establishes and analyzes economic and demographic benchmarks for the selection of three main markets and five back-up markets based on desired market share and geographic diversity. Following the selection of the three main markets, an in-depth Stage II market analysis is performed to determine market viability in these selected markets. If the evaluation of any of the three selected markets reveal factors unfavorable for expansion, then a Stage II analysis is performed on one of the selected back-up markets. A Stage II analysis consists of the following: identifying and engaging a market research firm that tracks and can produce single-family statistical data; profiling market (identify submarkets, price bands, and total single-family starts, closings, inventory levels and competition); assessing the availability of single-family land and lots (both current and future); assessing the availability and quality of the local trade base; identifying job growth corridors and access to submarkets; identifying corporate relocations/expansions and major employers; identifying tax structure of cities; profiling school districts; profiling business and political climate for municipalities; assessing the government/regulatory issues with respect to homebuilding and land development; assessing market specific environmental issues; determining availability of utilities in submarkets and future growth corridors; determining presence of national and regional builders; and assessing office, retail, industrial and multi-family market activity.

     Upon completion of the Stage II analysis, one or more of the three markets will be selected as an expansion market. Once a market is identified as an expansion market, a market penetration and positioning strategy is developed by the Company to evaluate the Stage III analysis data which includes the following: profile of existing communities in each submarket based on activity levels (starts, closings, inventory levels), price point and product; profile of existing communities based on location and lot product size; and profile of builders by submarket.

LAND POLICIES AND POSITION

     The Company provides lot positions for its homebuilding operations by acquiring lot options and by purchasing land for the development of lots. When appropriate, developed lots are sold to third-party builders to increase inventory turnover and to enhance earnings for the Company. The Company has typically optioned lot positions in the Houston and Austin markets due to the brand awareness of the Newmark and Fedrick, Harris Estate Homes names among both consumers and developers, in addition to the vast amount of available lots being optioned in those markets by developers. The Company also acquires lot options in the Dallas/Fort Worth and Nashville markets. The Company has developed land in the Miami/Ft. Lauderdale, Dallas/Fort Worth and Nashville markets and intends to continue to do so in the future. Additionally, residential land developments may be purchased when the Company enters new markets. Prior to any land acquisitions, the Company conducts extensive due diligence utilizing regional expertise, including on-site inspection and soil testing.

DESIGN

     The Company's home designs and floor plans are prepared by outside architects in each of the Company's markets to appeal to the local tastes and preferences of the community. The Company offers six hours of interior decorator consultation without cost to homebuyers who purchase the Company's Fedrick, Harris Estate Homes. For its Newmark homes, the Company offers optional interior and exterior features to enhance the basic home design. The Company's design department has the capability to change its standard floor plans to accommodate the individual homebuyer. While most design modifications are significant to the homebuyer, they typically involve relatively minor adjustments that allow the Company to maintain construction efficiencies and result in greater profitability due to increased margins. The design department also verifies that each floor plan will fit on a particular lot before construction begins. To contain costs, the design department periodically alters the Company's most popular floor plans, so that they remain current with design trends, product updates and consumer tastes.

CONSTRUCTION

     Substantially all of the Company's construction work is performed by subcontractors. The Company's construction superintendents monitor the construction of each home, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained pursuant to a contract that obligates the subcontractor to complete construction in a workmanlike manner and that provides standard indemnifications and warranties. The subcontractor is paid on a per unit basis which fluctuates depending on the size of the home. The contracted price is a part of each purchase order. Typically, the Company works with the same subcontractors in each city. The Company's subcontractors are not subject to any collective bargaining agreements. While the

Company competes with other homebuilders for qualified subcontractors, it has established long-standing relationships with many of its subcontractors. To date, by providing both timely payments and steady work assignments, the Company has not experienced any inability to obtain qualified subcontractors.

     The Company's purchasing and cost accounting practices are designed to facilitate construction flexibility. This process permits homebuyers to modify their designs, while allowing the Company to monitor and maintain its profitability. Construction time for the Company's homes depends on weather, availability of labor, materials and supplies and other factors. The Company typically completes the construction of a home within four to five months.

     The Company does not maintain significant inventories of construction materials, except for work in process materials for homes under construction. Typically, the construction materials used in the Company's operations are readily available from numerous sources. The Company has favorable price arrangements or contracts with suppliers of certain of its building materials, but it is not under any specific purchasing requirements. In recent years, the Company has not experienced any significant delays in construction due to shortages of materials or labor.

MARKETING AND SALES

     The Company markets and sells its homes through commissioned employees and cooperates with independent real estate brokers. The Company targets the "move-up" and relocation market segments and employs sophisticated marketing techniques to attract potential homebuyers through its Internet web site, extensive telemarketing and other marketing programs. The Company pioneered the development of the virtual reality CD-ROM home tour that allows a prospective homebuyer to download the home tour software to a personal computer and "tour" completely furnished homes, view the Company's different floor plans, locate the various subdivisions available in each market, and learn about neighborhood schools, subdivision amenities and shopping as well as the Company's construction techniques. Home sales are typically conducted from sales offices located in furnished model homes used in each subdivision. At December 31, 1997, the Company owned 40 model homes. In some cases, these model homes are sold and then leased back until the completion of the respective subdivision. The Company's sales personnel assist prospective buyers by providing them with floor plans, price information, tours of model homes and the selection of options and other custom features. Such personnel are trained by both the Company and external independent experts in sales expertise. These sales and marketing personnel are kept informed as to the availability of financing, construction schedules and marketing and advertising plans. The Company has also formed sales teams comprised of a sales person and other employees from throughout the Company to provide sales support and motivation.

     In addition to using model homes, the speculative homes built in each subdivision enhance the Company's marketing and sales activities. Construction of these speculative homes is also necessary to satisfy the requirements of relocated personnel, "move-up" buyers, and independent brokers, who often represent homebuyers requiring a completed home within sixty days. Approximately 70% of these speculative homes were sold while under construction in 1997. The number of speculative homes the Company builds in any given subdivision is influenced by local market factors, such as new employment opportunities, significant job relocations, growing housing demand and the length of time the Company has built in the market. At December 31, 1997, the Company was operating in 49 subdivisions.

     The Company advertises in newspapers and in real estate and mortgage broker company publications, brochures, newsletters and billboards. Because real estate brokers are important to sales, the Company sponsors realtor breakfasts, contests and other events to increase awareness of the Company's subdivisions and products. Certain of the Company's suppliers participate with the Company in its advertising and promotional materials, either through co-branding and cost-sharing or through rebates.

     Sales of the Company's homes generally are made pursuant to a standard sales contract which requires a down payment of $2,000 to $5,000, or 5% to 10% of the sales price, on custom homes. The contract includes a financing contingency which permits the customer to cancel in the event mortgage financing at prevailing interest rates is unobtainable within a specified period, typically four to six weeks, and may include other contingencies, such as the sale of an existing home. The Company includes a home sale in its backlog upon execution of the sales contract and receipt of the initial down payment. The Company does not recognize revenue until the home is closed and title passes to the homebuyer. The Company estimates that the average period between the execution of a sales contract for a home and closing is approximately four to five months for presold homes.

TITLE SERVICES

     In 1997, the Company acquired a 49% interest in Pacific Title, which serves as a title insurance agent and provides title insurance policies and closing services to purchasers of homes built and sold by the Company in Texas. The Company assumes no title insurance risk associated with these title policies, which are issued by Stewart Title Co., one of the oldest title companies in Texas. Stewart Title Co. owns the balance of the shares of Pacific Title.

CUSTOMER FINANCING

     In 1997, the Company acquired a 50% interest in NHC Mortgage, a joint venture with CTX Mortgage Ventures Corporation, one of the nation's largest mortgage companies. The joint venture underwrites, originates and sells mortgages for the homes the Company builds and for other homebuilders. The Company's capital is not at risk in connection with these mortgages.

MANAGEMENT INFORMATION SYSTEMS

     The primary application software for the Company is The Homebuilder Software Package from Systems Analysis, Inc. This package was written specifically for production homebuilders in RPGIII language and operates in OS/400 on an IBM AS/400. The Company recently migrated the application software and the data files to native OS/400 from System 36 mode to increase the speed of on-line processing and utilize current tools offered by IBM and IBM Business Partners. The Homebuilder Software Package is a fully-integrated accounting package which has general ledger, accounts payable, job costs, purchasing, payroll, warranty and production status modules. Communication to the AS/400 from remote offices is managed utilizing TCP/IP protocol over a frame relay network provided by Network MCI. Locally attached devices such as personal computers, printers, and terminals communicate with the AS/400 via TCP/IP protocol over an Ethernet network. Hardware for the wide area network includes IBM hubs, Motorola, Inc. DSU/CSUs, Cisco Systems, Inc. routers, and Perle protocol converters. Network software for the Company is Microsoft Windows NT.

     Data is protected on the AS/400 using RAID-5 data protection, daily tape backups and redundant data archive on a second AS/400 at the corporate office. A third AS/400 is maintained off-site as a contingency backup in case of fire or other disaster.

     Telecommunications for the Company is provided by a Siemens Rolm digital switch utilizing a T-1 line from MCI Telecommunications for local direct inward dialing (DID Smart Trunks), caller ID and long distance calling. Long distance rates are substantially reduced by utilizing several channels of a fractional T-1 from MCI.

     The Company has conducted a review of its computer systems to identify how its computer systems could be affected by the "Year 2000" issue. Based upon this review, the Company believes that it has adequately addressed the Year 2000 issue, and that any further modifications to the Company's systems with respect to the Year 2000 issue will not result in significant future capital expenditures.

CUSTOMER SERVICE AND QUALITY CONTROL

     The Company's operating divisions are responsible for pre-closing, quality control inspections and responding to customer's post-closing needs. The Company believes that the prompt, courteous response to homebuyers' needs during and after construction reduces post-closing repair costs, enhances the Company's reputation for quality and service, and ultimately leads to significant repeat and referral business. The Company conducts pre-closing inspections with homebuyers immediately prior to closing. In conjunction with the inspections, a list of items for home completion is created. It is the Company's policy that the sale is not closed until all items are completed to the homebuyer's satisfaction.

     All warranty requests are processed through the customer service departments located in each of the markets. In most instances, a customer service manager inspects the warranty request within 48 hours of receipt. If appropriate, the repair work is scheduled to be approved by the homeowner upon satisfactory completion. An integral part of the Company's customer service program revolves around post-closing interviews. Generally, a customer service representative is sent into each home within 45 days of closing to evaluate the homeowner's satisfaction with both their home and their home-buying experience. The post-closing interview involves an analysis of the homebuyer's experiences with the sales counselor, the title company, the mortgage company and the construction department as well as their satisfaction with the product. Typically, after a year, another interview is conducted with the homeowner to determine their continued satisfaction. The subsequent interview provides management a direct link to the customer's perception of the entire buying experience as well as valuable feedback on the quality of the product.

WARRANTY PROGRAM

     The Company provides a two-year limited warranty of workmanship and materials with each of its homes. The first year of such warranty, the Company provides coverage on workmanship and materials, plumbing, electrical, heating, cooling, ventilation systems and major structural defects. The second year the Company is responsible for major structural defects and specific types of defects in plumbing, electrical, heating, cooling and ventilation systems exclusive of effects in appliances, fixtures and equipment. The Company subcontracts its homebuilding work to subcontractors who provide the Company with an indemnity and a certificate of insurance prior to receiving payments for their work and, therefore, claims relating to workmanship and materials are generally the primary responsibility of the Company's subcontractors. The next eight years the Company provides a limited homeowners' warranty covering major structural defects through a single national agreement with the Residential Warranty Corporation. A reserve of approximately 0.75% of the sale price of a home is established to cover warranty expenses, although this reserve is subject to adjustment in special circumstances. The Company's historical experience is that such warranty expenses generally fall within the amount established for such reserve. The Company does not currently have any material litigation or claims regarding warranties or latent defects with respect to construction of homes. Current claims and litigations are expected to be substantially covered by the Company's reserve or insurance. Generally, warranty claims are handled by the construction superintendent who built the particular home to ensure that prompt and appropriate corrective action is taken by the appropriate subcontractor.

COMPETITION

     The development and sale of residential properties is highly competitive and fragmented. The Company competes for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous large and small homebuilders, including some homebuilders with nationwide operations and greater financial resources and/or lower costs than the Company. The Company also competes for residential sales with individual resales of existing homes, available rental housing and, to a lesser extent, resales of condominiums. The Company believes that it compares favorably to other builders in the markets in which it operates, due primarily to: (i) its experience within its geographic markets, which allows it to vary its product offerings to reflect changing market conditions; (ii) its responsiveness to market conditions, enabling it to capitalize on the opportunities for advantageous land acquisitions in desirable locations; and
(iii) its reputation for service and quality. There can be no assurance that the Company will be able to continue to compete successfully in any of its markets. The inability of the Company to continue to compete successfully in any of its markets could have a material adverse effect on the Company's business, financial condition or results of operations.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     All of the Company's land is purchased with the right to obtain building permits upon compliance with specified conditions, which generally are within the Company's control. Upon compliance with such conditions, the Company seeks building permits. The length of time necessary to obtain such permits and approvals affects the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to several factors, such as changes in policies, rules and regulations and their interpretation and application. To date, the governmental approval processes discussed above have not had a material adverse effect on the Company's development activities. There can be no assurance, however, that these and other restrictions will not adversely affect the Company in the future.

     Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. These are normally established, however, when the Company receives recorded final maps and building permits. The Company is also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health, zoning and the environment. These laws may result in delays, cause the Company to incur compliance and other costs, and prohibit or restrict development in certain environmentally sensitive markets.

EMPLOYEES

     At December 31, 1997, the Company employed 257 persons, of whom 71 were sales and marketing personnel, 97 were executive, administrative and clerical personnel, and 89 were involved with construction. None of the Company's employees are covered by collective bargaining agreements. The Company believes its relations with its employees are good.

PROPERTIES

     The Company owns a 16,000 square foot facility in Sugar Land, Texas, which serves as the Company's headquarters and primary residential homebuilding office. The Company leases an aggregate of approximately 7,500 square feet in Dallas, Austin, Nashville and Miami for its division operations.

LITIGATION

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of the Company's management, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS. The Company's directors and executive officers are as follows:

                 NAME                   AGE                   POSITION
                 ----                   ----                  --------
Lonnie M. Fedrick.....................    53   President and Chief Executive Officer
                                               and Director
James M. Carr.........................    47   Executive Vice President and Director
J. Eric Rome..........................    38   Executive Vice
                                               President -- Homebuilding
B. Coleman Bradley....................    37   Executive Vice President -- Land
                                                 Acquisition and Development
Terry C. White........................    48   Senior Vice President, Chief Financial
                                                 Officer, Treasurer and Secretary
Michael K. McCraw.....................    46   Chairman of the Board
Larry D. Horner.......................    63   Director
Bill C. Bradley.......................    64   Director
William A. Hasler(1)..................    56   Director Designate
Jon P. Newton(1)......................    56   Director Designate

---------------

(1) Messrs. Hasler and Newton have agreed to become directors of the Company upon completion of this offering and are expected to serve on the Company's audit and compensation committees.

     Lonnie M. Fedrick has served as President and Chief Executive Officer of the Company since 1997. Mr. Fedrick has also been President and Chief Executive Officer of Newmark since 1994 and was Executive Vice President of Newmark from 1984 to 1994. Mr. Fedrick co-founded Newmark in 1983 and has more than 31 years experience in the homebuilding industry. Mr. Fedrick began his career with Norwood Homes in 1967, most recently serving as the Vice President of Construction. From 1974 to 1983, he served as Vice President of Operations of Monarch Homes. He is a member of the board of directors of the Greater Houston Builders Association.

     James M. Carr became Executive Vice President and a Director of the Company upon the closing of the acquisition of Westbrooke by the Company in January 1998. Mr. Carr founded Westbrooke in 1976, and has served as Chairman, Chief Executive Officer and President of Westbrooke since its inception. Mr. Carr is a graduate of the University of Miami. He is also the Chairman of the Baptist Hospital Foundation and a director of Baptist Health Systems.

     J. Eric Rome has served as Executive Vice President -- Homebuilding of the Company since 1997. Mr. Rome has served as President of the Texas Division of Newmark since 1996. He was Executive Vice President of the Newmark's Central Texas Division from 1995 to 1996, a Vice President from 1984 to 1994, and Construction Manager of Newmark's Houston division from 1983 to 1984. From 1981 to 1983, Mr. Rome was employed by Monarch Homes as a construction superintendent. He has also served as an officer in various capacities with the Texas Capitol Area Builders Association.

     B. Coleman Bradley has served as Executive Vice President -- Land Acquisition and Development of the Company since 1997. Additionally, he has served as President and Chief Executive Officer of PUDC since its formation in 1993. From 1990 to 1993, he directed the land development activities of Pacific USA. From 1986 to 1990, Mr. Bradley served as Executive Vice President of Real Estate Decision Systems, and from 1982 to 1986, Mr. Bradley served as President of a Dallas/Fort Worth custom homebuilding company.

     Terry C. White has served as Chief Financial Officer and Treasurer of the Company since 1997. Mr. White is also Senior Vice President, Chief Financial Officer and Treasurer of Newmark, which he joined in 1984 as Controller. Prior thereto, Mr. White was employed by Wood Bros. Homes as a division controller and prior to that he served in various accounting and finance positions with Safeway Stores, Inc. He has played a key role in establishing the Company's accounting controls and management information systems. Mr. White is a certified public accountant and a graduate of the University of North Texas.

     Michael K. McCraw, Chairman of the Board, has served as Chief Financial Officer of Pacific USA since 1992. He is also the President and Chief Operating Officer of Pacific Realty Group, Inc., the immediate parent of the Company. From 1989 to 1992, Mr. McCraw served as Chief Financial Officer of Pacific Southwest Bank, an affiliate of the Company. He was formerly associated with KPMG Peat Marwick LLP for 15 years. He is a certified public accountant and a graduate of Texas A & I University.

     Larry D. Horner, a director of the Company, has served as Chairman of Pacific USA since 1994. He is also Chairman of the Board and Chief Executive Officer of Asia Pacific Wire & Cable Corporation Limited, a Bermuda corporation with operations in Southeast Asia, which is publicly traded on the New York Stock Exchange, and a director of American General Corp., Phillips Petroleum Company, Atlantis Plastics, Inc., Biological & Popular Cultures, Inc. and Laidlaw Holdings Inc., an affiliated company. Mr. Horner was formerly associated with KPMG Peat Marwick LLP for 35 years, retiring as Chairman and Chief Executive Officer of both the U.S. and International firms. He is a certified public accountant and a graduate of the University of Kansas and the Stanford Executive Program.

     Bill C. Bradley, a director of the Company, has served as Chief Executive Officer and a director of Pacific USA since 1991. Mr. Bradley was formerly associated with KPMG Peat Marwick LLP for 23 years and also served as a member of its board of directors. He is a graduate of the University of Texas.

     William A. Hasler has agreed to become a director of the Company following consummation of this offering. Mr. Hasler has served as Dean of the Haas School of Business at the University of California at Berkeley since August 1991. Prior to that, he was Vice Chairman and director of KPMG Peat Marwick LLP. Mr. Hasler also serves on the boards of The Gap, TCSI, Walker Interactive, Aphton Corporation and Asia Pacific Wire and Cable Corporation Limited, and is a member of the board of governors of the Pacific Stock Exchange. In addition, he serves on the Visiting Board of the Hong Kong University of Science and Technology School of Business and the Advisory Board of the Critical Technologies Institute, a Congressionally mandated advisor to the President's Office of Science and Technology. Mr. Hasler is a member of the Bay Area Council and The Berkeley Foundation Board and a trustee of Pomona College. He is a graduate of Pomona College and the Harvard Business School.

     Jon P. Newton has agreed to become a director of the Company following consummation of this offering. Mr. Newton has worked for American General Corporation, one of the nation's largest diversified financial services company, since 1993, and is currently its Vice Chairman and a director. From 1979 to 1993, he was engaged in the practice of law as a partner with the law firm of Clark, Thomas, Winters & Newton in Austin, Texas. Mr. Newton also served as a Commissioner of the Texas Railroad Commission from 1977 to 1978 and as a member of the Board of Regents the University of Texas System from 1979 to 1985, and was Chairman of the Board of Regents from 1983 to 1985. He is a graduate of the University of Texas at Austin, the University of Texas Law School and the Harvard University Advanced Management Program.

     Bill C. Bradley and B. Coleman Bradley are father and son. There are no other familial relationships among the executive officers and directors of the Company.

     TERMS OF OFFICE. Directors of the Company are elected annually by the stockholders to serve for a term of one year or until their successors are duly elected and qualified. Vacancies in unexpired terms and any additional positions created are filled by action of the Board of Directors. The executive officers of the Company are appointed annually by the Board of Directors and serve for a term of one year, or until their successors are appointed or their earlier resignation or removal.

     The Company's Articles of Incorporation provide that the Board of Directors will consist of not less than one nor more than ten members, with the exact number to be determined from time to time by resolution of the Board of Directors. However, no decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director, unless the director is removed in accordance with the removal provisions of the Articles. Upon completion of this offering, the number of Board members will be set at six.

     AUDIT COMMITTEE. The Board of Directors has established an Audit Committee to be comprised of independent directors. The functions of the Audit Committee are to make recommendations to the Board of Directors regarding the engagement of the Company's independent accountants and to review with management and the independent accountants the Company's financial statements, basic accounting and financial policies and practices, audit scope and competency of accounting personnel. Members of the Audit Committee will be appointed annually by the Board of Directors and serve at the discretion of the Board of Directors until their successors are appointed or their earlier resignation or removal.

     COMPENSATION COMMITTEE. The Board of Directors has established a Compensation Committee to be comprised of independent directors. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards under the Company's 1998 Tandem Stock Option/Stock Appreciation Rights Plan. Members of the Compensation Committee will be appointed annually by the Board of Directors and serve at the discretion of the Board of Directors until their successors are appointed or their earlier resignation or removal.

     COMPENSATION OF DIRECTORS. Independent directors of the Company will receive an annual fee of $15,000 and $2,000 per board meeting attended and will be reimbursed for out-of-pocket expenses incurred for attendance at meetings. Additionally, each of these independent directors will receive a stock option grant for the purchase of 5,000 shares of Common Stock upon consummation of this offering under the Company's 1998 Tandem Stock Option/Stock Appreciation Rights Plan.

     KEY EMPLOYEES. In addition to its executive officers, the following persons are key employees of the Company:

     J. Mike Beckett is Senior Vice President -- Purchasing of Newmark. Mr. Beckett has been employed by Newmark since its inception in 1983. He was promoted to his current position in 1992. Mr. Beckett oversees all purchases for Newmark's operations in five metropolitan markets and has successfully negotiated with major suppliers for substantial price reductions. Additionally, he has established arrangements with suppliers that have resulted in substantial savings on advertising expenses through co-branding, cost sharing and advertising rebates. Mr. Beckett received a science and construction technology degree from Bowling Green State University.

     Ray G. Hurlbut is Executive Vice President -- Houston Division of Newmark. Mr. Hurlbut joined Newmark in 1984 as a sales associate after ten years of experience with two national homebuilders. He was awarded Sales Manager of the Year and Marketing Director of the Year by the Greater Houston Builders Association in 1987 and 1992, respectively. In 1995, he received the Texas Capital Area Builders' Award for Marketing Director of the Year. He served as Vice President -- Sales and Marketing of Newmark until his promotion to Executive Vice President -- Houston Division in 1994.

     Steve J. Von Hofe is Senior Vice President -- Houston Division of Newmark. He joined Newmark in 1984 as a construction superintendent. In 1985, he was named Manager of Construction Operations, in 1992, he became Vice
President -- Construction, and in 1997, Mr. Von Hofe was promoted to his current position as a Senior Vice President. He is a member of the Greater Houston Builders Association Builder Council and a graduate of Western Michigan University.

     Brian K. Shields is Senior Vice President -- Central Texas Division of Newmark. In 1985, Mr. Shields joined Newmark as a construction superintendent and later served as Vice President -- Construction. In 1996, Mr. Shields was promoted to his current position as a Senior Vice President. He serves on the Government Relations Committee of Texas Capitol Area Builder's Association.

     Steve A. Treece is Executive Vice President -- North Texas Division of Newmark. Mr. Treece joined Newmark in 1991 as Director of Sales and Marketing. From 1993 to 1995, he served as Vice President of Fedrick, Harris Estate Homes, overseeing all aspects of custom home construction and sales. In 1995, he was promoted to his current position as Executive Vice President of Newmark.

     Mike M. Moody is Senior Vice President -- Nashville Division of Newmark. He began his career with Newmark in 1990 as a construction superintendent and was promoted to Sales Manager -- Central Texas in 1992. He served in this capacity until his promotion in 1995 to Senior Vice President. He was recently selected to begin start-up operations for Newmark in Nashville. Mr. Moody is a graduate of the University of Texas.

     Leonard R. Chernys is Senior Vice President -- Operations of Westbrooke and has worked with Westbrooke since 1978. He oversees all construction and purchasing activities and has been instrumental in developing long-term relationships with subcontractors and suppliers and establishing Westbrooke's purchasing, quality control and construction scheduling systems. Mr. Chernys is a graduate of Kent State University and the University of Miami.

     Diana Ibarria is Senior Vice President -- Sales and Marketing of Westbrooke. Ms. Ibarria has worked with Westbrooke since 1980 and oversees the sales and marketing function. She is a graduate of Florida International University.

     Harold L. Eisenacher is Executive Vice President and Chief Financial Officer of Westbrooke. Mr. Eisenacher has worked with Westbrooke since 1985 and oversees all accounting, finance and administrative functions. Mr. Eisenacher is a certified public accountant and a graduate of the University of Florida. He is also an Executive Director of the Building Industry Association of South Florida.

     EXECUTIVE COMPENSATION. The following tables sets forth a summary of annual and long-term compensation for the fiscal year ended December 31, 1997, for the chief executive officer and for the three other executive officers of the Company whose compensation exceeded $100,000 for such year.

                                               ANNUAL COMPENSATION(1)
             NAME AND                          -----------------------       ALL OTHER
        PRINCIPAL POSITION                      SALARY         BONUS        COMPENSATION
        ------------------                     --------       --------      ------------
Lonnie M. Fedrick,                  1997       $360,000       $432,826        $10,589(2)
President and Chief                 1996        325,000        454,862         10,630(2)
Executive Officer

J. Eric Rome,                       1997        225,000        296,307          7,355(2)
Executive Vice President --         1996        200,000        290,614          7,744(2)
Homebuilding

B. Coleman Bradley,                 1997        225,000         90,000         14,063(2)
Executive Vice President --         1996        200,000         80,000          9,830(2)
Land Acquisition and
Development

Terry C. White,                     1997        137,500        155,456          7,682(2)
Senior Vice President,              1996        125,000        152,088          7,492(2)
Chief Financial Officer
and Treasurer

---------------

(1) Information with respect to certain prerequisites and other personal benefits has been omitted because the aggregate value of such items does not meet the minimum amount required for disclosure under the regulations of the Securities and Exchange Commission.

(2) Includes contributions pursuant to a 401(k) plan.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. Prior to this offering, the Board of Directors had no Compensation Committee, and, prior to October 1997, the sole director was Bill C. Bradley. Upon consummation of this offering Messrs. Hasler and Newton will be appointed to serve on the Compensation Committee.

     EMPLOYMENT AGREEMENTS. James Carr, Eric Rome, Coleman Bradley and Terry White have employment agreements with the Company or a subsidiary of the Company. Mr. Fedrick's agreement has a five year term and provides for a base salary of $400,000 for 1998, increasing to $500,000 for 2002. Mr. Carr's agreement has a four year term and provides for a base salary of $409,500 for 1998, subject to adjustment annually beginning January 1, 1999. Mr. Rome's agreement has a five year term and provides for a base salary of $250,000 for 1998, increasing to $400,000 for 2002. Mr. Bradley's agreement expires on December 31, 1999, and provides for a base salary of $250,000 and $275,000 for 1998 and 1999, respectively. Mr. White's agreement has a five year term and provides for a base salary of $150,000 for 1998, increasing to $220,000 for 2002. In addition, Messrs. Beckett, Hurlbut, Von Hofe, Shields, Treece, Moody, Eisenacher and Chernys and Ms. Ibarria, key employees of the Company, also have employment agreements. Each of these employees is permitted to participate in such pension, profit-sharing, bonus, life insurance, hospitalization, major medical, and other employee benefit plans of the Company that may be in effect from time to time.

     1998 TANDEM STOCK OPTION/STOCK APPRECIATION RIGHTS PLAN. In February 1998, the Company adopted the 1998 Tandem Stock Option/Stock Appreciation Rights Plan (the "Plan"). The Company reserved 896,000 shares of Common Stock for issuance pursuant to non-qualified tandem stock options/stock appreciation rights ("incentive awards") to be granted under the Plan. Under the Plan and pursuant to action of the Board of Directors, the Compensation Committee may grant to officers, directors and employees of the Company non-transferable incentive awards for terms not longer than ten years at prices to be determined by the committee. The exercise price of the stock options under the incentive award granted may not be less than 100% of the fair market value of the Common Stock on the date of grant. Upon exercise of the incentive award, the grantee may receive shares of Common Stock, or, at his discretion, stock appreciation payments equal to 80% of the appreciated value of the stock underlying the initial incentive award granted. Incentive awards granted under the Plan are exercisable with respect to 50% of the shares on the fourth anniversary of the grant date, 30% on the fifth anniversary of the grant date and the remaining 20% on the sixth anniversary of the grant date. In addition, if the cumulative dividends or other distributions with respect to the Company's Common Stock for any calendar year exceed 5% of the fair market value of the Common Stock, a grantee shall be awarded at the end of such year an additional incentive award for the number of shares of Common Stock obtained by dividing the cumulative dividends or other distributions for such calendar year that the grantee would have received had his or her incentive award been exercised prior to the payment of the dividends or distributions by the fair market value of the Common Stock on December 31 of such year. The additional incentive award shall vest along with the initial incentive award to which such additional incentive award relates and shall have an exercise price equal to the fair market value of the Common Stock on the date of grant. Each grantee must execute an incentive plan agreement, which includes nondisclosure and noncompetition provisions with respect to the grantee. In the event of a change of control of the Company, all incentive awards then outstanding become immediately and fully exercisable. Unless otherwise terminated, the Plan shall terminate in February 2008.

     Upon consummation of this offering, the Company intends to grant to officers and employees incentive awards covering an aggregate of 672,000 shares of Common Stock at an exercise price equal to the price to the public in this offering, including the following named executive officers: Mr. Fedrick, 134,400 shares; Mr. Rome, 100,800 shares; Mr. Coleman Bradley, 80,640 shares; and Mr. White, 67,200 shares.

                              CERTAIN TRANSACTIONS

     LOANS FROM PACIFIC USA. The Company owed $4.3 million to Pacific USA at December 31, 1996, and $9.1 million at December 31, 1997. Interest paid to Pacific USA during the years ended December 31, 1995, 1996 and 1997 was approximately $432,000, $439,000 and $557,000 respectively. All amounts outstanding under these loans have been contributed to capital of the Company effective December 31, 1997.

     TAX ALLOCATION AGREEMENT. Pursuant to the Tax Allocation Agreement, the Company is included in the consolidated federal income tax returns filed by Pacific USA. The amount of the Company's liability to (or entitlement to payment from) Pacific USA under the Tax Allocation Agreement will equal the amount of taxes that the Company would owe (or refund that it would receive) had it prepared tax returns on a stand-alone basis. A conflict of interest may arise if Pacific USA chooses to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Pacific USA and detrimental to the Company. In addition, under federal income tax law, each member of a consolidated group (as determined for federal income tax purposes) is also jointly and severally liable for the federal income tax liability of the consolidated group. Pursuant to the Tax Allocation Agreement, Pacific USA has agreed to indemnify the Company for any federal income tax liability for which Pacific USA has already received payment from the Company or with respect to any tax liabilities of Pacific USA or its affiliated entities other than the Company. Payments of $1.8 million, $3.0 million and $3.9 million, respectively, were made by the Company to Pacific USA during 1995, 1996 and 1997 under this agreement.

     RISK MANAGEMENT SERVICES. The Company purchases all of its insurance policies through an affiliated insurance broker, Pacific Agency, Inc. Pacific Agency, Inc. earned commissions of $69,000, $89,000 and $93,000 in 1995, 1996 and 1997, respectively, with respect to such policies. The Company believes that these commissions are comparable to amounts it would pay to an independent third party for similar services.

     PACIFIC USA GUARANTEES. Certain of the Company's construction and lot loans are guaranteed by Pacific USA. The outstanding balance of Company loans guaranteed by Pacific USA was $112,000 at December 31, 1996, with no balance at December 31, 1997. Additionally, the Company and Pacific USA had guaranteed certain construction loans payable by a partnership that is 50% owned by the Company. The partnership's loans guaranteed by the Company and Pacific USA totaled approximately $950,000 at December 31, 1996, were secured by lots and single family residences. The partnership loans were repaid in full prior to December 31, 1997. In addition, Pacific USA has guaranteed or secured certain of the obligations of the Company with respect to the acquisition of Westbrooke.

     Following the completion of this offering, the Company expects that guarantees from Pacific USA will not be required. Pacific USA will be under no obligation to provide such guarantees to the Company in the future.

     ADMINISTRATIVE SERVICES. Pacific USA provides certain administrative services for the Company because it can obtain lower costs and achieve greater efficiencies and reduce expenses for the Company. Functions which are performed by Pacific USA include payroll and employee benefits administration and the evaluation and negotiation under national contracts for the purchase of office supplies, long distance telephone and overnight delivery services. The costs of these office supplies, long distance and overnight delivery services may differ from those available to the Company if it were to negotiate these contracts on its own.

     DEMOGRAPHIC RESEARCH SERVICES. An affiliated company, Pacific Research Group, provides demographic and economic research to the Company and four other affiliated real estate entities owned by Pacific Realty Group pursuant to a services agreement. The direct costs of research services provided in 1997 totaled $167,000, of which the Company's pro rata (one-fifth) share was $33,400.

     The Board of Directors has adopted a policy that any future transactions with affiliates of the Company will be on terms no less favorable to the Company than are reasonably available from unrelated third parties and shall have been approved by a majority of the Company's directors who do not have a material interest in the transactions.

                               SECURITY OWNERSHIP

     The following table sets forth as of December 31, 1997, certain information with respect to the beneficial ownership of Common Stock by each person who is the beneficial owner of more than 5% of the outstanding Common Stock. None of the Company's directors and executive officers own beneficially or of record any equity securities of the Company.

                                                 SHARES OF COMMON      SHARES OF COMMON STOCK
                                                STOCK BENEFICIALLY       BENEFICIALLY OWNED
                                              OWNED BEFORE OFFERING       AFTER OFFERING(1)
                                              ----------------------   -----------------------
            NAME AND ADDRESS OF                             PERCENT                  PERCENT
              BENEFICIAL OWNER                  NUMBER     OF CLASS     NUMBER      OF CLASS
            -------------------               ----------   ---------   ---------   -----------
Pacific USA Holdings Corp.(2)...............  9,200,000      100%      9,200,000      82.1%
5999 Summerside Drive
Suite 112
Dallas, Texas 75252

---------------

(1) Assumes the Underwriters' over-allotment option will not be exercised. If such option is exercised in full, Pacific USA's percentage ownership interest would be 80.0%.

(2) Pacific USA is an indirect subsidiary of Pacific Electric Wire & Cable which directs the voting and investment of its indirect holdings of Pacific USA's Common Stock. No natural person owns greater than five percent of the outstanding stock of Pacific Electric Wire and Cable. All of the Company's outstanding shares of Common Stock are held of record by Pacific Realty Group, a direct subsidiary of Pacific USA. Pacific USA directs the voting and investment of its indirect holdings of the Company's Common Stock. The Company is not aware of any arrangement which may at a subsequent date result in a change in control of the Company or Pacific USA. Pacific USA is currently evaluating several alternative financing arrangements and it is possible that an alternative could include the pledge of all or a portion of its shares of Common Stock as security for its financings.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, $.01 par value, of which 9,200,000 shares were issued and outstanding as of December 31, 1997, and 3,000,000 shares of Preferred Stock, $.01 par value, of which no shares will be issued and outstanding as of December 31, 1997.

     COMMON STOCK. Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of shareholders. Cumulative voting of shares of Common Stock is prohibited. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Subject to the prior rights of the holders of any outstanding Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets of the Company remaining after payment of all liabilities and payment to holders of Preferred Stock if such Preferred Stock has an involuntary liquidation preference over the Common Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

     PREFERRED STOCK. The Board of Directors is authorized, without any further notice or action of the shareholders, to issue 3,000,000 shares of Preferred Stock in one or more series and to determine the relative rights, preferences and privileges of the shares of any such series. The Company has no present plans to issue any shares of Preferred Stock.

     LIMITATION ON LIABILITY. The Company's Restated Articles of Incorporation and Bylaws provide for indemnification of officers and directors of the Company to the fullest extent permitted by Nevada law. Under the Articles, Directors and officers of the Company are not liable to the Company or its shareholders for damages for breach of fiduciary duty as directors or officers, except for acts or intentional misconduct, fraud or a knowing violation of the law, or the payment of unlawful dividends. The Company has directors and officers' liability insurance.

     ANTI-TAKEOVER PROVISIONS OF STATE LAW. Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes Sections 78.411 through 78.444, which applies to any Nevada corporation subject to the reporting requirements of section 12 of the Securities Exchange Act of 1934, as amended, and which has at least 200 shareholders prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. Pursuant to the Company's Restated Articles of Incorporation, the Company will expressly elect to be governed by the provisions of Sections 78.411 through 78.444 of the Nevada Revised Statutes. A "combination" includes (a) any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to or with an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation,
(c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would result in increasing, directly or indirectly, the proportionate share of shares of the corporation owned by the "interested stockholder," or (f) the receipt of benefits by an "interested stockholder," except proportionately as a stockholder, of any loans, advances or other financial benefits provided by the corporation. An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval is not obtained, the combination may be consummated after the three year period expires if either (a) (i) the board of directors of the corporation approved, prior to such person becoming an interested stockholder, the combination or the purchase of shares by the interested stockholder or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the interested stockholder at a meeting called no earlier than three years after the date the interested stockholder became such or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Section 78.441 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" would not have become the beneficial owner of additional voting shares of the corporation.

     Nevada's "Control Share Acquisition Statute," Nevada Revised Statues sec. 78.378-78.3793, prohibits an "acquiring person", under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. The Company does not intend to "do business" in Nevada within the meaning of the Control Share Acquisition Statute. Therefore, it is unlikely that the Control Share Acquisition Statute will apply to the Company. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days thereof become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, the corporation may, if so provided in its Articles or Bylaws, call certain of the acquiror's shares for redemption at the average price paid for the control shares by the acquiror. The Company's Articles and Bylaws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares that owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid by the acquiror in the transaction subjecting the acquiror to the statute).

     The provisions described above, together with the ability of the Board of Directors to issue Preferred Stock as described under "-- Preferred Stock," may have the effect of delaying or deterring a change in the control or management of the Company.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 11,200,000 shares of Common Stock (11,500,000 shares if the underwriters' over-allotment option is exercised in full). Of these shares of Common Stock, the 2,000,000 shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by affiliates of the Company. Shares of Common Stock outstanding prior to completion of this offering will be "restricted securities" under the Securities Act (the "Restricted Shares"). The Restricted Shares may be sold only if they are registered under the Securities Act by the Company or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. The Company, Pacific Realty Group and Pacific USA have agreed that, for a period of 180 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of shares of Common Stock, without the prior written consent of Dain Rauscher Incorporated on behalf of the Representatives. See "Underwriting."

     In general, under Rule 144 as currently in effect, Pacific USA or any subsequent transferee (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year but less than two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 112,000 shares immediately after the offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned Restricted Shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to the volume or manner of sale limitations referred to above.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Dain Rauscher Incorporated and Laidlaw Global Securities, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                                 SHARES
                                                               OF COMMON
                        UNDERWRITER                              STOCK
                        -----------                           ------------
Dain Rauscher Incorporated..................................   1,007,500
Laidlaw Global Securities, Inc..............................     542,500
Arnhold and S. Bleichroeder, Inc............................      50,000
J.C. Bradford & Co..........................................      50,000
Jefferies & Company, Inc....................................      50,000
Ladenburg, Thalmann & Co., Inc..............................      50,000
McDonald & Company Securities, Inc..........................      50,000
Sutro & Co. Incorporated....................................      50,000
Wessels, Arnold & Henderson, L.L.C..........................      50,000
Blackford Securities Corporation............................      25,000
Crowell, Weedon & Co........................................      25,000
Sanders Morris Mundy........................................      25,000
Van Kasper & Company........................................      25,000
                                                               ---------
          Total.............................................   2,000,000
                                                               =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.43 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 300,000 additional shares of Common Stock, at the public offering price less the underwriting discounts and commissions, as set forth on the cover of the Prospectus. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,000,000 shares of Common Stock offered. The Underwriters may exercise such option only to cover overallotments, if any, made in connection with the sale of Common Stock offered hereby.

     The Company, Pacific Realty Group and Pacific USA have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of Dain Rauscher Incorporated, except for the shares of Common Stock offered in connection with this offering.

     The Representatives have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority.

     Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated among the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "NHCH".

     In connection with this offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in this offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The Company has agreed to pay the Representatives a nonaccountable expense allowance of $150,000 upon consummation of this offering. The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Laidlaw Global Securities, Inc., a member of the National Association of Securities Dealers, Inc. ("NASD") and the comanager of this offering, is a partially owned, indirect subsidiary of Pacific USA. The Company is a wholly-owned, indirect subsidiary of Pacific USA. Larry D. Horner and Bill C. Bradley, each a director of the Company, are also Chairman of the Board and a director, respectively, of Laidlaw Holdings, Inc., the sole shareholder of Laidlaw Global Securities, Inc. As a result of the foregoing, this offering is subject to the provisions of Section 2720 of the Conduct Rules of the NASD (formerly Schedule E to the Bylaws of the NASD) ("Section 2720"). Accordingly, the underwriting arrangements for this offering will conform with the requirements set forth in Section 2720. In particular, the price at which such offering is to be distributed to the public must be at a price no higher than that recommended by a "qualified independent underwriter" who has also participated in the preparation of the Registration Statement and the prospectus and who meets certain standards. In accordance with this requirement, Dain Rauscher Incorporated will serve in such role and will recommend the public offering price in compliance with the requirements of Section 2720. Dain Rauscher Incorporated, in its role as qualified independent underwriter, has performed the due diligence investigations and reviewed and participated in the preparation of the Prospectus and the Registration Statement of which the Prospectus forms a part.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby is being passed upon for the Company by Wolin, Ridley & Miller LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas. Andrews & Kurth L.L.P. has represented other subsidiaries of Pacific USA from time to time in connection with asset securitization matters.

                                    EXPERTS

     The financial statements and schedules of Newmark Homes Corp. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of the Westbrooke Communities, Inc. and Affiliates at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered pursuant to this Prospectus. This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the schedules and exhibits thereto.

     The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, or on the Internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates.

     As a result of this offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing consolidated financial statements certified by its independent auditors and with quarterly reports for each of the first three quarters of each fiscal year containing unaudited consolidated financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Newmark Homes Corp.:
  Pro Forma Condensed Consolidated Financial Statements
     (unaudited)............................................  F-2
     Pro Forma Condensed Consolidated Balance Sheet as of
      December 31, 1997.....................................  F-3
     Pro Forma Condensed Consolidated Statement of
      Operations for the Year Ended December 31, 1997.......  F-4
     Notes to Pro Forma Condensed Consolidated Financial
      Statements............................................  F-5
  Historical Financial Statements:
     Independent Auditors' Report...........................  F-7
     Consolidated Balance Sheets as of December 31, 1996 and
      1997..................................................  F-8
     Consolidated Statements of Operations for the Years
      Ended December 31, 1995, 1996 and 1997................  F-9
     Consolidated Statements of Stockholder's Equity for the
      Years Ended December 31, 1995, 1996 and 1997..........  F-10
     Consolidated Statements of Cash Flows for the Years
      Ended December 31, 1995,
       1996 and 1997........................................  F-11
     Notes to Consolidated Financial Statements.............  F-12
Westbrooke Communities, Inc. and Affiliates:
  Report of Independent Certified Public Accountants........  F-22
  Combined Balance Sheets as of December 31, 1996 and
     1997...................................................  F-23
  Combined Statements of Income for the Years Ended December
     31, 1995, 1996 and 1997................................  F-24
  Combined Statements of Changes in Capital for the Years
     Ended December 31, 1994, 1995, 1996 and 1997...........  F-25
  Combined Statements of Cash Flows for the Years Ended
     December 31, 1995, 1996 and 1997.......................  F-26
  Notes to Combined Financial Statements....................  F-27

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following unaudited pro forma financial statements are derived from the historical financial statements of the Company and Westbrooke Communities, Inc. and certain of its affiliates ("Westbrooke") included elsewhere in this Prospectus. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1997 is presented as if the Westbrooke acquisition (the "Westbrooke Acquisition") and the sale of Common Stock offered hereby (the "Offering") had occurred on December 31, 1997. The Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1997 are presented as if the Westbrooke Acquisition, the contribution of notes payable to Pacific USA to capital of the Company (the "Capital Contribution") and the Offering had occurred on January 1, 1997.

     The Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements of Newark Homes Corp. and subsidiaries, including the notes thereto, included elsewhere in the Prospectus. The Pro Forma Condensed Consolidated Financial Statements do not purport to represent the Company's financial position as of December 31, 1997 or the results of operations for the year ended December 31, 1997 that would actually have occurred had the Westbrooke Acquisition, the Capital Contribution and the Offering been completed on December 31, 1997 or the beginning of the period presented, or to project the Company's financial position or results of operations as of any future date or any future period.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS

                                                                       COMBINED
                                                                        NEWMARK
                             COMPANY     WESTBROOKE   ACQUISITION         AND        OFFERING          PRO
                            HISTORICAL   HISTORICAL   ADJUSTMENTS     WESTBROOKE    ADJUSTMENTS       FORMA
                            ----------   ----------   -----------     -----------   -----------     ---------
Cash......................   $    746     $ 4,280      $   (662)(a)    $  4,364      $     --       $  4,364
Receivables...............      1,729       1,540            --           3,269            --          3,269
Inventory.................    103,010      44,707        (2,818)(b)     144,899            --        144,899
Investment in
  unconsolidated
  subsidiary..............        327          --            --             327            --            327
Other assets..............      5,854       3,066            --           8,920            --          8,920
Goodwill, net.............     27,547          --        10,159(b)       37,706            --         37,706
                             --------     -------      --------        --------      --------       --------
          Total assets....   $139,213     $53,593      $  6,679        $199,485      $     --       $199,485
                             ========     =======      ========        ========      ========       ========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY

Construction loans
  payable.................   $ 66,100     $22,308      $     --        $ 88,408      $ (8,530)(c)   $ 79,878
Bank loan.................         --          --        10,000(a)       10,000       (10,000)(c)         --
Acquisition notes
  payable.................         --          --        18,922(b)       18,922            --         18,922
Notes payable to
  affiliates..............         --          --            --              --            --             --
Payable to affiliates.....      1,775          --            --           1,775            --          1,775
Accounts payable and
  accrued liabilities.....     10,963       9,042            --          20,005            --         20,005
Other liabilities.........      4,684          --            --           4,684            --          4,684
Subordinated notes
  payable.................         --       7,500        (7,500)(a)          --            --             --
                             --------     -------      --------        --------      --------       --------
  Total liabilities.......     83,522      38,850        21,422         143,794       (18,530)       125,264
                             --------     -------      --------        --------      --------       --------
Minority interest in
  Westbrooke..............         --       3,162        (3,162)(a)          --            --             --
Stockholders' equity:
  Common stock............         92          45           (45)(b)          92            20(c)         112
  Additional paid-in
     capital..............     52,165       9,955        (9,955)(b)      52,165        18,510(c)      70,675
  Retained earnings.......      3,434       1,581        (1,581)(b)       3,434            --          3,434
                             --------     -------      --------        --------      --------       --------
  Total stockholders'
     equity...............     55,691      11,581       (11,581)         55,691        18,530         74,221
                             --------     -------      --------        --------      --------       --------
  Total liabilities and
     stockholders'
     equity...............   $139,213     $53,593      $  6,679        $199,485      $     --       $199,485
                             ========     =======      ========        ========      ========       ========

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                                   UNAUDITED
                                 (IN THOUSANDS)

                                                                     COMBINED
                             COMPANY     WESTBROOKE   ACQUISITION   NEWMARK AND    OFFERING
                            HISTORICAL   HISTORICAL   ADJUSTMENTS   WESTBROOKE    ADJUSTMENTS     PRO FORMA
                            ----------   ----------   -----------   -----------   -----------     ---------
Revenues..................   $215,360     $103,421      $    --      $318,781       $    --       $318,781
                                                                                     (1,543)(i)
Cost of sales.............    175,300       90,960         (687)(d)   265,573          (354)(j)    263,676
                             --------     --------      -------      --------       -------       --------
                               40,060       12,461          687        53,208         1,897         55,105
Equity in earnings of
  unconsolidated
  subsidiaries............        465           --           --           465            --            465
Selling, general and
  administrative
  expenses................    (26,512)      (7,897)          --       (34,409)           --        (34,409)
Depreciation and
  amortization............     (1,669)        (657)        (339)(g)    (2,665)           --         (2,665)
                             --------     --------      -------      --------       -------       --------
  Operating
     income...............     12,344        3,907          348        16,599         1,897         18,496
Other income:
  Interest expense........     (1,987)          --       (1,370)(f)    (3,357)           --         (3,357)
  Other income, net.......        570          848           --         1,418            --          1,418
                             --------     --------      -------      --------       -------       --------
  Income before income
     taxes and minority
     interests............     10,927        4,755       (1,022)       14,660         1,897         16,557
Income taxes..............      4,272           --        1,456(h)      5,728           740(k)       6,468
                             --------     --------      -------      --------       -------       --------
Income before minority
  interests...............      6,655        4,755       (2,478)        8,932         1,157         10,089
Minority interests in
  Westbrooke..............         --          732         (732)(e)        --            --             --
                             --------     --------      -------      --------       -------       --------
  Net income..............   $  6,655     $  4,023      $(1,746)     $  8,932       $ 1,157       $ 10,089
                             ========     ========      =======      ========       =======       ========
  Net income per common
     share................   $   0.72                                $   0.97                     $   0.90
                             ========                                ========                     ========
  Weighted average common
     shares outstanding...      9,200                                   9,200                       11,200

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

     Effective January 1, 1998, the Company acquired Westbrooke, a leading builder of single-family homes in the South Florida market. Pursuant to the Stock Purchase Agreement between the Company, Pacific USA and Westbrooke, the consideration for the purchase of all of the outstanding capital stock of Westbrooke consisted of (i) $18.9 million in the form of promissory notes (the "Acquisition Notes"), $12.3 million of which bear interest at 6.45% per annum and are payable annually over five years and $6.6 million of which bear interest at 9% and are payable on January 1, 1999 and (ii) deferred consideration of up to $7.5 million contingent upon Westbrooke achieving specified cumulative income targets over a period of five years. In order for the income targets to be met, Westbrooke must achieve net income before income tax (as determined in accordance with the stock purchase agreement) on a cumulative basis of $3.4 million, $7.0 million, $10.9 million, $15.0 million and $19.4 million for the fiscal years ending December 31, 1998, 1999, 2000, 2001 and 2002, respectively.

     In connection with the acquisition of Westbrooke by the Company, Westbrooke borrowed $10.0 million under a bank loan (the "Westbrooke Bank Loan") to repay the $7.5 million outstanding balance of its subordinated notes (the "Subordinated Notes") and to redeem $2.5 million of minority interests in Westbrooke (collectively, the pre-acquisition transactions). Upon the acquisition of Westbrooke and the subsequent funding of this offering, the Company intends to use $10.0 million of the net proceeds of the offering to repay the Westbrooke Bank Loan.

     In contemplation of this Offering and the Westbrooke Acquisition, $9.1 million, representing all of the indebtedness owed to Pacific USA, was contributed to capital of the Company (the "Capital Contribution") on December 31, 1997.

     The pro forma adjustments to the Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1997 are as follows:

(a) To record the pre-acquisition transactions by
  Westbrooke:
       Proceeds from the Westbrooke Bank Loan...............  $ 10,000
       Reduction in cash....................................      (662)
       Repayment of the Subordinated Notes..................    (7,500)
       Redemption of minority interest in Westbrooke........    (3,162)
     Minority interest in Westbrooke in excess of $2.5
      million were distributed to the minority owner from
      available cash.
(b) To record the Westbrooke Acquisition and related
      purchase accounting adjustments:
       Issuance of the Acquisition Notes....................  $ 18,922
       Reduction of inventory...............................    (2,818)
       Goodwill.............................................    10,159
       Elimination of stockholders' equity of Westbrooke:
          Common Stock......................................  $    (45)
          Additional paid-in capital........................    (9,955)
          Retained earnings.................................    (1,581)
                                                              --------
                                                              $ 11,581
                                                              ========

(c) To record the estimated proceeds from the Offering (net
      of estimated underwriting discounts and commissions
      and other offering expenses of $2.5 million) and the
      anticipated use of proceeds therefrom:
       Common Stock.........................................  $     20
       Additional paid in capital...........................    18,510
                                                              --------
          Net proceeds from the Offering....................  $ 18,530
       Repayment of the Westbrooke Bank Loan................   (10,000)
       Repayment of construction notes payable..............    (8,530)

     The pro forma adjustments to the Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1997 are as follows.

(d) To record the net decrease in cost of sales due to the
      reduction of interest incurred resulting from the
      repayment of the Subordinated Notes (which bear
      interest at 19.5%) and the borrowings under the
      Westbrooke Bank Loan (at an estimated interest rate of
      7.8%):
       Interest on the Subordinated Notes...................       $(1,462)
       Interest on the Westbrooke Bank Loan.................           775
                                                                   -------
                                                                   $  (687)
                                                                   =======
(e) To record the elimination of minority interests in
      Westbrooke............................................       $  (732)
(f) To record interest on the Acquisition Notes.............       $(1,370)
(g) Amortization of goodwill acquired in the Westbrooke
      Acquisition...........................................       $  (339)
(h) Tax effect of Westbrooke income and pro forma
      adjustments resulting from the Westbrooke
      Acquisition...........................................       $ 1,456
     Westbrooke qualified as a Subchapter S corporation for
      tax purposes; accordingly, no taxes have been recorded
      on the historical financial statements of Westbrooke.
      The pro forma adjustments for income taxes have been
      recorded at the estimated effective tax rate of the
      Company of 39%.
(i) To record the decrease in cost of sales due to the
      reduction of interest incurred resulting from the
      repayment of the Westbrooke Bank Loan (with an
      estimated interest rate of 7.8%) and $8.5 million of
      construction notes payable (which bear interest at
      9.0%) from the net proceeds from the Offering:
       Interest on the Westbrooke Bank Loan.................       $  (775)
       Interest on construction notes payable...............          (768)
                                                                   -------
                                                                   $(1,543)
                                                                   =======
(j) To record the decrease in cost of sales due to the
      reduction of interest incurred resulting from the
      Capital Contribution..................................       $  (354)
(k) To record tax effect of pro forma adjustments related to the Capital Contribution and the use of net proceeds
      from the Offering.....................................       $   740

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Newmark Homes Corp.:

     We have audited the accompanying consolidated balance sheets of Newmark Homes Corp. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years for the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Newmark Homes Corp. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Dallas, Texas
January 23, 1998

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                  1996         1997
                                                              ------------   --------
Cash........................................................    $    642     $    746
Certificate of deposit (note 6).............................       1,000           --
Receivables:
  Title companies...........................................       1,364          842
  Affiliates................................................          50          656
  Other.....................................................         842          231
Inventory (notes 4, 6 and 7):
  Single family residences..................................      67,141       75,411
  Lots......................................................      16,518       27,136
                                                                --------     --------
                                                                  83,659      102,547
Land held for development (notes 4 and 7)...................         325          463
Investment in unconsolidated subsidiaries (note 5)..........       1,448          327
Property, premises and equipment, net of accumulated
  depreciation of $676 and $952 in 1996 and 1997,
  respectively..............................................       1,691        2,790
Deferred tax asset, net (note 8)............................         966          857
Other assets (note 4).......................................         955        2,207
Goodwill, net of accumulated amortization of $2,740 and
  $3,773 in 1996 and 1997, respectively (note 3)............      28,235       27,547
                                                                --------     --------
          Total assets......................................    $121,177     $139,213
                                                                ========     ========

                        LIABILITIES AND STOCKHOLDER'S EQUITY

Construction loans payable (note 6).........................    $ 56,462     $ 66,100
Notes payable to affiliates (note 7)........................       4,306           --
Other payables to affiliates (notes 7 and 8)................       2,062        1,775
Accounts payable and accrued liabilities....................      10,162       10,963
Other liabilities (note 9)..................................       4,256        4,684
                                                                --------     --------
          Total liabilities.................................      77,248       83,522
                                                                --------     --------
Stockholder's equity (note 6):
  Common stock -- $.01 par value; 30,000,000 shares
     authorized, 9,200,000 shares issued and outstanding....          92           92
  Additional paid-in capital................................      42,415       52,165
  Retained earnings.........................................       1,422        3,434
                                                                --------     --------
          Total stockholder's equity........................      43,929       55,691
Commitments and contingencies (notes 3, 6 and 9)
                                                                --------     --------
          Total liabilities and stockholder's equity........    $121,177     $139,213
                                                                ========     ========

        See accompanying notes to the consolidated financial statements.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1995       1996       1997
                                                              --------   --------   --------
Revenues....................................................  $125,427   $190,855   $215,360
Cost of sales (note 4)......................................   102,591    156,264    175,300
                                                              --------   --------   --------
Gross profit................................................    22,836     34,591     40,060
Equity in earnings from unconsolidated subsidiaries(note
  5)........................................................     1,978        792        465
Selling, general and administrative expenses................   (16,572)   (22,976)   (26,512)
Depreciation and amortization...............................    (1,271)    (1,524)    (1,669)
                                                              --------   --------   --------
  Operating income..........................................     6,971     10,883     12,344
Other income (expense):
  Interest expense (notes 4 and 7)..........................    (1,332)    (1,238)    (1,987)
  Other income, net (note 7)................................       607        851        570
                                                              --------   --------   --------
     Income before income taxes.............................     6,246     10,496     10,927
Income taxes (note 8).......................................     2,477      4,164      4,272
                                                              --------   --------   --------
     Net income.............................................  $  3,769   $  6,332   $  6,655
                                                              ========   ========   ========
Net income per common share.................................  $   0.41   $   0.69   $   0.72
                                                              ========   ========   ========

        See accompanying notes to the consolidated financial statements.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                 ADDITIONAL
                                                        COMMON    PAID-IN     RETAINED
                                                        STOCK     CAPITAL     EARNINGS    TOTAL
                                                        ------   ----------   --------   -------
Balance, December 31, 1994............................   $94      $29,790     $ 5,793    $35,677
Contribution of Newmark Homes Corporation and Pacific
  United Development Corporation (note 2).............    (2)           2          --         --
Acquisition of The Adler Companies, Inc. (note 3).....    --       13,211          --     13,211
Capital contribution..................................    --          436          --        436
Dividends Paid........................................    --           --      (7,280)    (7,280)
Net income............................................    --           --       3,769      3,769
                                                         ---      -------     -------    -------
Balance, December 31, 1995............................    92       43,439       2,282     45,813
Capital contribution..................................    --        1,247          --      1,247
Dividends paid........................................    --       (2,271)     (7,192)    (9,463)
Net income............................................    --           --       6,332      6,332
                                                         ---      -------     -------    -------
Balance, December 31, 1996............................    92       42,415       1,422     43,929
Capital contribution (note 7).........................    --        9,917          --      9,917
Dividends paid........................................    --         (167)     (4,643)    (4,810)
Net income............................................    --           --       6,655      6,655
                                                         ---      -------     -------    -------
Balance, December 30, 1997............................   $92      $52,165     $ 3,434    $55,691
                                                         ===      =======     =======    =======

        See accompanying notes to the consolidated financial statements.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1995       1996        1997
                                                              --------   ---------   ---------
Cash flows from operating activities:
  Net income................................................  $  3,769   $   6,332   $   6,655
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Depreciation and amortization..........................     1,271       1,524       1,669
     Net (gain) loss on sale of property, premises and
       equipment............................................       (14)        (82)         44
     Equity in earnings from unconsolidated subsidiaries....    (1,978)       (792)       (465)
     Deferred tax (benefit) expense.........................       254        (518)        109
     Compensation costs paid by parent......................        --          --         313
     Changes in operating assets and liabilities:
       Inventory and land held for development, net.........   (16,104)    (18,664)    (19,026)
       Receivables --  title companies......................       146        (269)        522
       Receivables --  affiliates and other.................      (329)       (438)          5
       Other assets.........................................       504         (49)     (1,252)
       Payable to affiliates................................       207       1,091        (287)
       Accounts payable and accrued liabilities.............     2,887       2,473         801
       Other liabilities....................................       561       1,612         428
                                                              --------   ---------   ---------
       Net cash used in operating activities................    (8,826)     (7,780)    (10,484)
                                                              --------   ---------   ---------
Cash flows from investing activities:
  Proceeds from maturity of certificate of deposit..........     1,000       1,000       1,000
  Purchase of certificate of deposit........................    (1,000)     (1,000)         --
  Advance on note receivable................................    (3,034)         --          --
  Repayment of note receivable..............................        --       3,034          --
  Purchases of property, premises and equipment.............      (709)     (1,285)     (1,812)
  Proceeds from sales of property, premises and equipment...        82         216          33
  Other.....................................................        27         (34)        (32)
  Investment in unconsolidated subsidiaries.................       (17)         --        (105)
  Distributions from unconsolidated subsidiaries............       144       1,117       1,691
                                                              --------   ---------   ---------
       Net cash provided by (used in) investing
          activities........................................    (3,507)      3,048         775
                                                              --------   ---------   ---------
Cash flows from financing activities:
  Capital contributions received............................       436       1,247         181
  Dividends paid............................................    (7,280)     (9,463)     (4,810)
  Proceeds from advances on construction loans payable......    91,398     133,349     140,101
  Principal payments on construction loans payable..........   (74,024)   (116,746)   (130,463)
  Proceeds from advances on notes payable
     to affiliate...........................................     1,269       4,455       8,373
  Principal payments on notes payable to affiliate..........        --      (7,718)     (3,569)
                                                              --------   ---------   ---------
       Net cash provided by financing activities............    11,799       5,124       9,813
                                                              --------   ---------   ---------
Increase (decrease) in cash.................................      (534)        392         104
Cash, beginning of period...................................       784         250         642
                                                              --------   ---------   ---------
Cash, end of period.........................................  $    250   $     642   $     746
                                                              ========   =========   =========
Supplemental disclosures of cash flow information:
  Cash paid for:
     Interest...............................................  $  3,739   $   4,928   $   5,939
                                                              ========   =========   =========
     Income taxes...........................................  $  2,307   $   3,164   $   4,182
                                                              ========   =========   =========

See accompanying notes 3 and 7 for supplemental disclosure of noncash investing and financing activities.

        See accompanying notes to the consolidated financial statements.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997

(1) ORGANIZATION

     Newmark Homes Corp. (NHC) and subsidiaries (the Company) is a wholly owned subsidiary of Pacific Realty Group (PRG) and ultimately a subsidiary of Pacific USA Holdings Corp. (PUSA). NHC was formed in December 1994 to serve as a real estate holding company.

     NHC's primary subsidiaries are as follows:

                    SUBSIDIARY                                         NATURE OF BUSINESS
                    ----------                                         ------------------
Newmark Home Corporation (Newmark).................    Single-family residential homebuilding in Texas and
                                                         Tennessee
The Adler Companies, Inc. (Adler)..................    Single-family residential homebuilding in Florida
Pacific United Development Corporation
  (PUDC)...........................................    Residential lot developer in Texas and Tennessee

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices within the homebuilding industry. The following summarizes the more significant of these policies.

  (a) Basis of Presentation

     The consolidated financial statements include the accounts of NHC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. On February 24, 1995 and May 1, 1995 the common stock of Newmark and PUDC, respectively, which were both wholly-owned subsidiaries of PRG, were contributed to the Company. The contributions were accounted for at historical cost in a manner similar to pooling of interests. As a result, these consolidated financial statements have been restated on a combined basis for all periods prior to the combination.

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Effective January 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (Statement
121). Statement 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is evaluated by estimating future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on discounted future cash flows using a risk-adjusted discount rate. The Company's adoption of Statement 121 had no effect on the Company's financial position or results of operations.

     Statement of Financial Accounting Standards No. 130, issued in June 1997, established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not believe that this statement will have an impact on future results from operations or liquidity. This statement is effective for fiscal periods beginning after December 15, 1997.

     Statement of Financial Accounting Standards No. 131, issued in June 1997, requires that public business enterprises report certain information about operating segments, products and services, the geographic areas in

                      NEWMARK HOMES CORP. AND SUBSIDIARIES
which they operate and their major customers. The Company does not believe that this statement will have an impact on future results from operations or liquidity. This statement is effective for fiscal years beginning after December 15, 1997.

     The Company conducts business primarily in Texas, Florida and Tennessee. Accordingly, the market value of the Company's inventory is susceptible to changes in market conditions that may occur in Texas, Florida and Tennessee.

  (b) Receivables from Title Companies

     Receivables from title companies consist of sales proceeds due for homes sold and closed, less amounts withheld by the title companies for disbursement to third parties.

  (c) Inventory and Land Held for Development

     Single family residences and land held for development are recorded at the lower of cost or estimated net realizable value. Net realizable value is defined as the estimated proceeds upon disposition, less applicable future costs to complete and sell. Construction costs are accumulated during the period of construction. The Company utilizes the specific identification method of charging construction costs to cost of sales as units are sold. Common construction overhead costs are allocated to each individual unit (home) in the various subdivisions based upon the total number of units to be constructed in each subdivision community.

     Interest cost and overhead related to construction activities, primarily salaries and benefits of supervisors and support staff, are capitalized as construction costs during the construction period and charged to cost of sales as the related inventories are sold. General and administrative costs and selling costs are expensed at the time they are incurred.

  (d) Property, Premises and Equipment

     Property, premises and equipment, consisting primarily of office premises, transportation equipment, office furniture and fixtures, and model home furniture, are carried at cost net of accumulated depreciation. Office premises and transportation equipment are depreciated using the straight-line method over thirty years and five years, respectively. Furniture and fixtures and model home furniture are depreciated over estimated useful lives of three to seven years using the declining balance method switching to the straight-line method in the year that depreciation, computed on the straight-line method, equals or exceeds that determined under the declining-balance method.

  (e) Purchase Options

     The Company enters into lot option contracts and contracts to purchase undeveloped land. When the Company does not exercise an option, its liability is limited to the forfeiture of the related deposit (note 4). Consequently, the Company's policy is to record the lots or land and the related liabilities at the time such are purchased and legal title has passed.

  (f) Goodwill

     The excess of the purchase price paid by the Company over the fair value of net assets acquired is recorded as goodwill and is being amortized on a straight-line basis over 30 years.

     The Company evaluates goodwill for impairment periodically by determining whether the amortization of the balance over its remaining life can be recovered through future operations of the Company.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

  (g) Revenue Recognition

     Revenue is generally recognized at the time of the closing of the sale, when title to and possession of the property transfers to the buyer.

  (h) Advertising Costs

     As incurred, the Company expenses advertising costs, consisting primarily of newspaper and trade publications, signage and the cost of maintaining an internet web site. Advertising expense included in selling, general and administrative expenses for the years ended December 31, 1995, 1996 and 1997 was approximately $1.9 million, $3.1 million and $3.5 million, respectively.

  (i) Income Taxes

     The Company is included in the consolidated federal income tax return of PUSA. Under a tax sharing agreement with PUSA, the Company is required to calculate its federal income tax on a separate company basis and pay to PUSA the amount of the liability. The Company is entitled to receive payments from PUSA. Such payment is only available to the extent the benefits calculated can be utilized to offset prior separate company income through carryback or, if carried forward, at the time such benefits are utilized to offset separate company income.

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (j) Earnings Per Share

     The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission for the issuance of common stock (the "Offering"). In connection with the Offering, the Company declared a 92-for-1 split of its common stock outstanding. The accompanying consolidated financial statements have been restated to reflect this split. Earnings per share are computed using the weighted average number of shares outstanding of 9,200,000 for the years ending December 31, 1995, 1996 and 1997.

     In 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings per Share." Because of the Company's simple capital structure the adoption of SFAS No. 128 had no effect on the Company's consolidated financial statements.

  (k) Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. The carrying values of cash, other receivables, accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of construction loans payable approximates its fair value as substantially all of the debt has a fluctuating interest rate based upon a current market index.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

(3) ACQUISITION

     On March 1, 1995, NHC Florida Acquisition Company (subsequently renamed The Adler Companies, Inc.), a wholly owned subsidiary of PRG, acquired the Miami, Florida homebuilding operations of The Adler Family Partnership for an initial purchase price of $12.9 million, consisting of $9.6 million in cash and a note payable due from PUSA of $3.3 million. PUSA subsequently contributed Adler to the Company. This acquisition has been accounted for using the purchase method and, accordingly, the operating results of Adler have been included in the Company's consolidated operating results since the effective date of the acquisition.

     The note payable from PUSA to The Adler Family Partnership was not assumed by the Company. The Company is a guarantor on a letter of credit issued by a financial institution as security for the note. The amount of this note payable at December 31, 1996 and 1997 was $2.7 million and $2.0 million, respectively.

     As of March 1, 1995, the fair values of assets acquired and liabilities assumed, exclusive of cash acquired of $174,000, were as follows (in thousands):

Inventory...................................................  $ 2,744
Receivables -- title company................................      139
Property and equipment......................................       86
Investment in partnership...................................      (78)
Other assets................................................      601
Goodwill....................................................   12,416
Construction loans payable..................................   (2,378)
Other liabilities...........................................     (755)
                                                              -------
                                                              $12,775
                                                              =======

     Additional acquisition costs of $263,000 and $147,000 were incurred by PUSA and the Company, respectively, and recorded to goodwill.

(4) INVENTORY

     The inventory of single family residences as of December 31, 1996 and 1997 consists of the following:

                                                     NUMBER OF
                                                       HOMES          CARRYING VALUE
                                                    ------------    ------------------
                                                    DECEMBER 31,       DECEMBER 31,
                                                    ------------    ------------------
                                                    1996    1997     1996       1997
                                                    ----    ----    -------    -------
                                                                      (IN THOUSANDS)
Completed.........................................  110      90     $18,359    $18,564
Under construction................................  398     444      43,218     48,352
Models............................................   28      40       5,564      8,490
                                                    ---     ---     -------    -------
                                                    536     574     $67,141    $75,411
                                                    ===     ===     =======    =======

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

     A summary of interest capitalized in inventory is as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1995      1996      1997
                                                           ------    ------    ------
Interest capitalized, beginning of period................  $  820    $1,061    $1,494
Interest incurred........................................   3,302     4,596     6,518
Less interest included in:
  Cost of sales..........................................   1,729     2,925     3,453
  Other income (expense).................................   1,332     1,238     1,987
                                                           ------    ------    ------
Interest capitalized, end of period......................  $1,061    $1,494    $2,572
                                                           ======    ======    ======

     In the ordinary course of business, the Company enters into contracts to purchase lots and land for development. At December 31, 1996 and 1997, the Company had nonrefundable deposits aggregating $452,000 and $1,118,000 included in other assets in the accompanying consolidated balance sheets, for lots and land with a related purchase price of approximately $30.3 million and $26.9 million, respectively. The Company's liability for nonperformance under such contracts is limited to forfeiture of the related deposits.

(5) INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

     Investment in unconsolidated subsidiaries at December 31, 1996 and 1997 represents the Company's 50% general partnership interest in the Twin Acres Partnership (Twin Acres). Twin Acres owns certain land in Broward County, Florida, for the purpose of developing, constructing and selling single family residences. The Company obtained its investment in Twin Acres in 1995 in the acquisition of Adler (see note 3). The Company does not have control of Twin Acres and therefore has accounted for its partnership interest using the equity method.

     During 1997, Twin Acres closed on the sale of the remaining homes in its inventory and is winding down its operations. Therefore, the Company's future equity in earnings from Twin Acres will not be material to the Company's operations.

     Summarized financial information for Twin Acres is as follows (in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               1996      1997
                                                              -------    ----
Assets:
  Cash and receivables......................................  $   441    $357
  Lot inventory.............................................    1,988      --
  Single family residence inventory.........................    1,833      --
  Other assets..............................................       93      90
                                                              -------    ----
                                                              $ 4,355    $447
                                                              =======    ====
Liabilities:
  Accounts payable..........................................  $   126    $249
  Customer deposits.........................................      396      --
  Construction loans payable................................      950      --
                                                              -------    ----
                                                                1,472     249
Partners' capital...........................................    2,883     198
                                                              -------    ----
                                                              $ 4,355    $447
                                                              =======    ====

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
Revenues..............................................  $38,872    $19,869    $10,618
Cost of sales.........................................   29,352     15,488      8,515
                                                        -------    -------    -------
                                                          9,520      4,381      2,103
Subdivision overhead..................................    5,495      2,819      1,932
Other, net............................................      (62)       (29)       (82)
                                                        -------    -------    -------
  Net income..........................................  $ 4,087    $ 1,591    $   253
                                                        =======    =======    =======

     During 1997, the Company acquired a 49% interest in Pacific Title L.L.C., a title agency, for $24,000 and a 50% interest in NHC Mortgage, a mortgage finance company, for $81,000. The Company does not have control of these entities and therefore has accounted for its interests using the equity method.

(6) CONSTRUCTION LOANS PAYABLE

     Construction loans payable consist of the following (in thousands):

                                                               1996       1997
                                                              -------    -------
Construction and lot loans with financial institutions,
  collateralized by lots and single family residences
  completed or under construction, bearing interest at the
  prime rate plus 0.50% to 1.50% (9.00% to 10.00% at
  December 31, 1997), maturing upon completion and sale of
  the homes as defined in the loan agreement................  $52,635    $62,565
$4,500,000 revolving construction loan with a financial
  institution collateralized by single-family residences
  completed and under construction, interest payable monthly at prime plus 1.50% (10.00% at December 31, 1997), with
  final maturity in August 1998.............................    1,421         71
Promissory note drawn on line of credit with a bank,
  collateralized by a deed of trust on property, bearing
  interest at a reference rate plus 0.75%. Paid in full
  during 1997...............................................    1,391         --
Revolving line of credit with a financial institution,
  collateralized by a certificate of deposit, due on demand
  on or before January 31, 1997; interest due monthly at
  1.00% in excess of the rate earned on the collateral. Paid
  in full during 1997.......................................    1,000         --
Promissory note with a bank, collateralized by property,
  bearing interest at the prime rate (8.50% at December 31,
  1997), payable monthly, due on demand.....................       --        800
Promissory note with a bank, collateralized by a deed of
  trust on property, bearing interest at 9.50% payable
  monthly, maturing in June 1998............................       --      2,052
Promissory note with a bank, collateralized by a deed of
  trust on property, bearing interest at prime plus 0.75%
  (9.25 at December 31, 1997) payable monthly, principal
  payable in quarterly installments of $300,000 or proceeds
  from the sale of lots, whichever is greater, maturing
  August 1999...............................................       --        603
Other                                                              15          9
                                                              -------    -------
                                                              $56,462    $66,100
                                                              =======    =======

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

     Contractual maturities on notes payable at December 31, 1997 are as follows:

1998........................................................  $65,497
1999........................................................      603
                                                              -------
                                                              $66,100
                                                              =======

     Construction and lot loans are generally repaid as sales of individual homes are closed and therefor are considered current at December 31, 1997. At December 31, 1997, the Company had unused lines of credit for construction loans totaling approximately $150 million of which $13.2 million is available to draw down.

     Certain of the Company's lenders require, among other things, that the Company maintain minimum tangible net worth levels and debt to tangible net worth ratios. At December 31, 1997, the Company was in compliance with such requirements after receipt of certain debt waivers from the lenders. Certain debt agreements of NHC's subsidiaries restrict the subsidiaries' ability to pay dividends or advance funds to NHC to the extent that the payment would put the subsidiary in violation of debt covenants. Under the most restrictive of these covenants, there was no restriction on the amount of retained earnings available to pay dividends at December 31, 1997.

(7) PAYABLE TO AFFILIATES

     Payable to affiliates consists of amounts owed by the Company to PUSA. At December 31, 1996, $4.3 million was in the form of notes payable that accrue interest at various rates. Certain notes payable are collateralized by land held for commercial development and single family residential lots. Total interest paid to PUSA during the years ended December 31, 1995, 1996 and 1997 was approximately $432,000, $439,000 and $557,000, respectively.

     At December 31, 1997, PUSA forgave all of the outstanding notes payable due from the Company of $9.1 million, and has recorded this transaction as a capital contribution.

     The Company purchases insurance policies from an affiliated insurance broker. The affiliated entity earned commissions of $69,000, $89,000 and $93,000 in 1995, 1996 and 1997, respectively, with respect to such policies. PUSA provides certain administrative services to the Company including payroll and benefit processing for which the Company expensed $10,000 in 1997. In 1995 and 1996 the Company did not accrue for the cost of such services provided by PUSA because amounts were not material to the Company's results from operations. The Company also purchases demographic and economic research information through an affiliate for $10,000 per year.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

     The Company provides various managerial services to Twin Acres for which it receives a fee. For the years ended December 31, 1995, 1996 and 1997, management fees included in other income were $607,000, $851,000 and $246,000, respectively.

(8) INCOME TAXES

     Components of income tax expense (benefit) consist of (in thousands):

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                               1995     1996     1997
                                                              ------   ------   ------
Current:
  Federal...................................................  $2,057   $4,231   $4,038
  State.....................................................     166      451      125
                                                              ------   ------   ------
                                                               2,223    4,682    4,163
Deferred:
  Federal...................................................     224     (459)      (1)
  State.....................................................      30      (59)     110
                                                              ------   ------   ------
                                                                 254     (518)     109
                                                              ------   ------   ------
                                                              $2,477   $4,164   $4,272
                                                              ======   ======   ======

     The difference between total reported income taxes and expected income tax expense computed using the federal statutory income tax rate of 34% for 1995 and 35% for 1996 and 1997, is reconciled as follows (in thousands):

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                               1995     1996     1997
                                                              ------   ------   ------
Computed "expected" tax expense.............................  $2,124   $3,674   $3,825
Goodwill amortization.......................................     205      211      211
State taxes, net of federal benefit.........................     129      255      153
Other.......................................................      19       24       83
                                                              ------   ------   ------
                                                              $2,477   $4,164   $4,272
                                                              ======   ======   ======

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

     Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 1996 and 1997 are as follows (in thousands):

                                                               1996      1997
                                                              ------    ------
Deferred tax assets:
  Warranty reserve..........................................  $  214    $  143
  Advertising reserve.......................................      60       224
  Property, premises and equipment, principally due to
     differences in depreciation............................      50        44
  Capitalized interest......................................     201       163
  Accrued bonuses...........................................     401       397
  Partnership Investment....................................      --       132
  Other.....................................................     142       113
                                                              ------    ------
          Total gross deferred tax assets...................   1,068     1,216
                                                              ------    ------
Deferred tax liabilities:
  Amortizable intangibles...................................     (95)     (343)
  Partnership investment....................................    (517)       --
  Other.....................................................     (20)      (16)
                                                              ------    ------
          Total gross deferred tax liabilities..............    (632)     (359)
                                                              ------    ------
          Net deferred tax asset............................  $  436    $  857
                                                              ======    ======

     Management of the Company believes that it is more likely than not that the gross deferred tax assets will be realized or settled due to the Company's ability to generate taxable income exclusive of reversing timing differences. Accordingly, no valuation allowance was established at December 31, 1996 and 1997.

     Included in payable to affiliates at December 31, 1996 and 1997 is $2.0 million and $1.8 million payable to PUSA under terms of the tax sharing agreement. Payments of $1.8 million, $3.0 million, and $3.9 million, respectively, were made to PUSA for federal income taxes during 1995, 1996 and 1997, under the aforementioned agreement.

(9) COMMITMENTS AND CONTINGENCIES

     The Company leases office premises and equipment under noncancelable operating leases. Future minimum payments under these noncancelable operating leases for the fiscal years ending on December 31 are as follows:
1998 -- $191,000; 1999 -- $107,000; 2000 -- $82,000; and 2001 -- $6,000; and
2002 -- $2,000.

     Rental expense for the year ended December 31, 1995, 1996 and 1997 aggregated $268,000, $340,000 and $332,000 respectively.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position.

     The Company provides homebuyers with a two year limited warranty of workmanship and materials from the date of sale. The Company generally has recourse against its subcontractors for claims relating to workmanship and materials. The Company also provides a ten-year homeowner's warranty through a single national contract through a third party. This warranty generally covers major structural defects. Estimated warranty costs are recorded at the time of sale. As of December 31, 1996 and 1997, the liability for warranty costs was $569,000 and $881,000, respectively, and was included in other liabilities.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

(10) WESTBROOKE ACQUISITION

     Effective January 1, 1998, the Company acquired all of the outstanding stock of Westbrooke Communities, Inc. and its affiliated entities ("Westbrooke"), a single-family home builder in South Florida. The initial purchase price for Westbrooke was $18.9 million in the form of promissory notes. ($12.3 million notes payable bearing interest at 6.45% payable annually over five years and a $6.6 million note payable bearing interest at 9.0% due on or before one year from closing.) In addition to the promissory notes, the purchase agreement requires the Company to pay additional consideration of up to $7.5 million contingent upon Westbrooke achieving specified income targets over the next five years. In order for the income targets to be met, Westbrooke must achieve net income before income tax (as defined in the stock purchase agreement) on a cumulative basis of $3,400,000, $7,040,000, $10,920,000,
$15,040,000 and $19,400,000 for the fiscal years ending December 31, 1998, 1999,
2000, 2001 and 2002, respectively.

     The Company also agreed to continue to pay incentive compensation to the minority interest owners of Westbrooke equal to 6% of net income before income taxes, as defined in the purchase agreement. Such payments will be recorded as compensation expense in the period in which they are earned.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Shareholder
Westbrooke Communities, Inc.

     We have audited the accompanying combined balance sheets of Westbrooke Communities, Inc. and Affiliates (the Companies) as of December 31, 1996 and 1997, and the related combined statements of income, changes in capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Westbrooke Communities, Inc. and Affiliates at December 31, 1996 and 1997, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

Miami, Florida
January 27, 1998

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
Cash........................................................  $ 2,105   $ 3,838
Restricted cash.............................................    2,823       442
Receivables.................................................    1,877     1,540
Real estate inventory.......................................   43,553    44,707
Furniture and equipment, net of accumulated depreciation of
  $399 and $520 at December 31, 1996 and 1997,
  respectively..............................................      332       850
Prepaid expenses and other assets, net......................    1,877     2,216
                                                              -------   -------
                                                              $52,567   $53,593
                                                              =======   =======
                            LIABILITIES AND CAPITAL
Liabilities:
  Accounts payable..........................................  $ 2,291   $ 4,228
  Customer deposits.........................................    2,862     3,200
  Accrued expenses and other liabilities....................    2,458     1,614
  Notes payable.............................................   21,063    22,308
  Subordinated notes payable................................    7,500     7,500
                                                              -------   -------
                                                               36,174    38,850
Minority interest...........................................    3,627     3,162
Commitments and contingencies
Capital:
  Common stock..............................................       45        45
  Additional paid-in-capital................................    9,955     9,955
  Partners' capital/retained earnings.......................    2,766     1,581
                                                              -------   -------
          Total capital.....................................   12,766    11,581
                                                              -------   -------
                                                              $52,567   $53,593
                                                              =======   =======

                            See accompanying notes.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------   --------   --------
Revenues....................................................  $55,241   $124,301   $103,421
Cost of sales...............................................   47,793    108,950     90,960
                                                              -------   --------   --------
Gross profit................................................    7,448     15,351     12,461
Selling, general and administrative expenses................    4,019      7,999      7,897
Depreciation and amortization...............................      436        586        657
                                                              -------   --------   --------
Operating income............................................    2,993      6,766      3,907
Other income:
  Interest income...........................................      174        144        155
  Other.....................................................      261        529        693
                                                              -------   --------   --------
Total other income..........................................      435        673        848
                                                              -------   --------   --------
Net income before minority interest.........................    3,428      7,439      4,755
Minority interest...........................................      694      1,384        732
                                                              -------   --------   --------
Net income..................................................  $ 2,734   $  6,055   $  4,023
                                                              =======   ========   ========

                            See accompanying notes.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                   COMBINED STATEMENTS OF CHANGES IN CAPITAL
                                 (IN THOUSANDS)

                                                               ADDITIONAL
                                                     COMMON     PAID-IN-     RETAINED
                                                     STOCK      CAPITAL      EARNINGS     TOTAL
                                                     ------    ----------    --------    -------
Balance at December 31, 1994.......................   $45        $9,955      $    --     $10,000
  Distributions....................................    --            --       (1,947)     (1,947)
  Net income.......................................    --            --        2,734       2,734
                                                      ---        ------      -------     -------
Balance at December 31, 1995.......................    45         9,955          787      10,787
  Distributions....................................    --            --       (4,076)     (4,076)
  Net income.......................................    --            --        6,055       6,055
                                                      ---        ------      -------     -------
Balance at December 31, 1996.......................    45         9,955        2,766      12,766
  Distributions....................................    --            --       (5,208)     (5,208)
  Net income.......................................    --            --        4,023       4,023
                                                      ---        ------      -------     -------
Balance at December 31, 1997.......................   $45        $9,955      $ 1,581     $11,581
                                                      ===        ======      =======     =======

                             See accompanying notes

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                 1995       1996       1997
                                                               --------   --------   --------
OPERATING ACTIVITIES
Net income..................................................   $  2,734   $  6,055   $  4,023
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
  Depreciation and amortization.............................        436        586        657
  Minority interest.........................................        694      1,384        732
  Changes in operating assets and liabilities:
     Restricted cash........................................       (294)      (693)     2,381
     Receivables............................................       (868)      (361)       337
     Real estate inventory..................................    (25,373)     4,646     (1,154)
     Prepaid expenses and other assets......................     (1,941)       308       (854)
     Accounts payable.......................................        854       (996)     1,937
     Customer deposits......................................      1,746     (1,248)       338
     Accrued expenses and other liabilities.................         28      1,824       (844)
                                                               --------   --------   --------
Net cash (used in) provided by operating activities.........    (21,984)    11,505      7,553
FINANCING ACTIVITIES
Proceeds from notes payable.................................     55,991     86,613     67,986
Payments on notes payable...................................    (38,485)   (92,305)   (66,377)
Payments on notes payable to Westbrooke shareholders........     (3,624)        --         --
Proceeds from issuance of subordinated notes payable........      7,500         --         --
                                                               --------   --------   --------
Net cash provided by (used in) financing activities.........     21,382     (5,692)     1,609
INVESTING ACTIVITIES
Additions to furniture and equipment, net...................       (185)       (70)    (1,349)
Minority interest contributions -- cash.....................      2,500         --         --
Distribution to minority interest...........................       (186)      (765)    (1,197)
Distribution to partners....................................     (1,947)    (4,076)    (4,883)
                                                               --------   --------   --------
Net cash provided by (used in) investing activities.........        182     (4,911)    (7,429)
                                                               --------   --------   --------
(Decrease) increase in cash.................................       (420)       902      1,733
Cash at beginning of year...................................      1,623      1,203      2,105
                                                               --------   --------   --------
Cash at end of year.........................................   $  1,203   $  2,105   $  3,838
                                                               ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest, net of amount
  capitalized...............................................   $     --   $     --   $     --
                                                               ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS
Distribution of property and equipment to stockholder.......   $     --   $     --   $    325
                                                               ========   ========   ========

                             See accompanying notes

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1. ORGANIZATION AND BUSINESS

  Principles of Combination

     The accompanying combined financial statements include the accounts of Westbrooke Communities, Inc., and its affiliated entities, Westbrooke at West Lake, Inc., Westbrooke at Spring Valley, Inc., Westbrooke at Rock Creek, Inc., Westbrooke at Pembroke Pines, Inc., Westbrooke at Winston Trails, Inc., Westbrooke at Winston Park, Inc., and Westbrooke at Oakridge, Inc. (referred to collectively as Westbrooke). These entities are under common control and have a 75% controlling interest in The Westbrooke Partnership (the Partnership), which has been consolidated in the combined financial statements. During 1995 Westbrooke at Rock Creek, Inc., Westbrooke at Spring Valley, Inc. and Westbrooke at Winston Park, Inc. (collectively the Inactive Entities) ceased operations. All significant intercompany transactions have been eliminated in combination.

  The Westbrooke Partnership

     The Partnership, a Florida general partnership, was formed on January 1, 1995 pursuant to an Agreement of Partnership (the Agreement) among the Westbrooke entities and Athena Westbrooke Investors, L.P. (Athena). Athena's partnership interest is shown on the accompanying combined financial statements as minority interest.

     The Partnership continued the business of Westbrooke which was engaged principally in the development, construction, marketing and sale of residential single family homes in southeast Florida. In addition, the Partnership has, from time to time, managed the development and sale of large tracts of undeveloped land for the benefit of third parties.

  Capital Contributions and Profit Allocations

     The initial capital contributions to the Partnership consisted of a contribution by Westbrooke of $10 million and a contribution by Athena of $2.5 million in cash. The Westbrooke contribution included the contribution of all of its assets, including unrestricted cash of $1,623,000 and net assets of $8,377,000 consisting of restricted cash of $1,836,000, receivables of $648,000, inventory of $22,826,000, furniture and equipment of $179,000, and prepaid expenses and other assets of $1,164,000, net of the assumption by the Partnership of all of Westbrooke's liabilities, including accounts payable of $2,433,000, accrued expenses and other liabilities of $540,000, customer deposits of $2,364,000, notes payable to banks and others of $9,315,000 and notes payable to Westbrooke shareholders of $3,624,000. The non-cash contribution made by Westbrooke was recorded at historical cost. Concurrent with the initial contributions to the Partnership, the Partnership completed a private placement of $7.5 million of subordinated notes payable which is described in Note 7.

     The Agreement provides for a priority return on the partners' initial capital contributions of 12% and interest on each partners' capital account in excess of the initial capital contributions at a rate of prime plus 1%, both of which are payable quarterly. Subsequent to December 31, 1997, the entire partnership interest of Athena was redeemed. See Note 11.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Restricted Cash

     Restricted cash consists of deposits received from buyers of single-family homes which are held in escrow. The concentration of credit risk associated with cash and restricted cash is considered low due to the credit quality of the financial institutions in which deposits are maintained.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

  Real Estate Inventory

     Real estate inventory is stated at the lower of cost or estimated net realizable value and consists of residential homes under construction and completed and land held for development. Interest and real estate taxes are capitalized during the construction period. Interest incurred and capitalized during the years ended December 31, 1995, 1996 and 1997 was $3,870,000, $4,799,000 and $4,352,000, respectively.

     The costs of development and construction not specifically identified to a particular house are allocated to individual houses based on their relative fair value within each development.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted Statement 121 in the first quarter of 1996 and the effect of the adoption was not material to its financial statements.

  Furniture and Equipment

     Furniture and equipment is carried at cost. Depreciation of furniture, equipment, and computer software is provided on the straight-line method over the estimated useful lives of the assets, which are generally three years.

  Prepaid Expenses and Other Assets

     Included in prepaid expenses and other assets are $801,000 and $527,000 of deferred financing fees at December 31, 1996 and 1997, respectively. Amortization of deferred financing fees is provided on the straight-line method over the life of the respective loan. At December 31, 1996 and 1997, accumulated amortization of deferred financing fees totaled $792,000 and $1,348,000, respectively.

  Income Taxes

     Each Westbrooke entity, other than The Westbrooke Partnership, has individually elected to be treated as an S Corporation for federal and state income tax purposes. As such, Westbrooke's taxable income or loss is included in the individual income tax return of the shareholder. Accordingly, Westbrooke is not subject to federal or state income taxes.

     Since the income of the Partnership will also be included in the taxable income reportable on the income tax returns of its partners, Westbrooke and Athena, no provision for income taxes has been provided on such income.

  Profit Recognition

     Revenues from sales of homes are recognized when closings occur and ownership of the home has transferred to the customer. Customers' deposits received prior to closing are recorded as liabilities, and if required, are held in escrow until closing.

  Advertising Costs

     The Company expenses advertising costs as incurred. Advertising expense was $1,487,000, $1,944,000 and $1,472,000 for the years ended December 31, 1995,
1996 and 1997, respectively.

  Reclassifications

     Certain 1996 amounts have been reclassified to conform to the 1997 presentation.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. RECEIVABLES

     The West Lake Community Development District (the West Lake District) has authorized the issuance of bonds to finance the acquisition, construction and installation of the West Lake District's water, sewer, drainage and offsite roadway improvements. Under the Purchase and Sale and Option Agreement for lots purchased in this district, Westbrooke is entitled to 44% of the net proceeds of these bonds which was estimated to be $1,336,000. In 1996, the decision was made to sell the bonds in a public issuance. The bonds were subsequently issued on January 30, 1997 and approximately $930,000 of the proceeds due to the Partnership were received on January 31, 1997. The balance of the proceeds is expected to be received over a two year period. Accordingly, at December 31, 1996 and 1997, receivables in the amount of $922,000 and $144,000, respectively, have been recorded to reflect the estimated bond proceeds on units delivered through the respective periods.

     The Oakridge Community Development District (the Oakridge District) has authorized the issuance of bonds to finance the acquisition, construction and installation of the Oakridge District's drainage and certain roadway improvements. Under the Purchase and Sale and Option Agreement for lots purchased in this district, Westbrooke is entitled to 50% of the net proceeds of these bonds which is estimated to be $795,000. Accordingly, at December 31, 1996 and 1997, a receivable in the amount of $182,000 and $485,000, respectively, has been recorded to reflect the estimated bond proceeds on units delivered through the respective periods.

     On December 31, 1995, the Partnership terminated its interest in the Winston Park Joint Venture (the Venture) which was formed to construct, market and sell single-family residences in Coconut Creek, Florida. Pursuant to a termination agreement, the Partnership's guarantee of $734,000 of construction loans of the Venture will continue until such loans are repaid. The balance of these construction loans at December 31, 1996 and 1997 is $332,000.

4. REAL ESTATE INVENTORY

     Real estate inventory consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Construction in-progress....................................  $23,487    $29,998
Completed homes.............................................    1,828      1,157
Models and model furnishings................................    7,462      7,282
Developed lots..............................................   10,776      6,270
                                                              -------    -------
                                                              $43,553    $44,707
                                                              =======    =======

5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses approximate fair value because of their short duration to maturity. The carrying amounts of the notes payable and subordinated notes payable approximate fair value because the interest rate is tied to a quoted variable index.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

6. NOTES PAYABLE

     Notes payable consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Construction loans with banks, payable in 1998, with
  interest at prime (8.5% at December 31, 1996 and 1997) to
  prime plus 1.5%...........................................  $16,600    $18,821
Development loan with bank, payable in 1998, with interest
  at prime plus 1.5%........................................    2,495      3,487
Land acquisition loan with interest at prime plus 1.5%......    1,968         --
                                                              -------    -------
                                                              $21,063    $22,308
                                                              =======    =======

     Notes payable are collateralized by substantially all real estate inventory. The construction and development loans require the payment of release prices as collateralized units are closed. At December 31, 1996 and 1997, release prices ranged from $16,000 to $164,000 and from $16,000 to $198,000, respectively. Notes payable are guaranteed by the sole shareholder of Westbrooke. At December 31, 1996 and 1997, the Partnership had construction loan facilities totaling $42,000,000. Eligible borrowings under these facilities totaled $21,249,000 and $23,704,000, at December 31, 1996 and 1997,
respectively, of which $4,649,000 and $5,077,000 were available in addition to the amount outstanding.

7. SUBORDINATED NOTES PAYABLE

     On January 11, 1995, the Partnership issued $7,500,000 of unsecured notes payable (the Notes) which are subordinated in right of payment to all liabilities and indebtedness of the Partnership. The Notes mature on January 1, 2000, and require minimum principal payments of $1,875,000 in 1998, $1,875,000 in 1999 and $3,750,000 in 2000.

     The Notes bear interest at a base rate of 12% (Basic Interest), payable monthly, and provide for additional interest of 7.5% (Additional Interest), the payment of which may be deferred until such time as principal payments of the Notes are due. The Partnership, however, is required to pay all accrued Additional Interest prior to distributing profits to the partners in excess of priority returns. In each of the years ended December 31, 1996 and 1997, the Partnership accrued $900,000, of Basic Interest, and $563,000 of Additional Interest. For the years ended December 31, 1995, 1996 and 1997, $800,000, $900,000 and $975,000, respectively, of Basic Interest and $347,000, $497,000 and $828,000 of Additional Interest, respectively, were paid.

     Subsequent to December 31, 1997, the Notes were paid in full (See Note 11).

8. COMMITMENTS AND CONTINGENCIES

     Westbrooke purchases certain developed lots under option agreements and contracts which provide for the payment of additional amounts, in excess of the base lot price, in the event the net income of the respected project exceeds certain agreed upon levels. Amounts accrued under these option agreements and contracts are included in cost of sales in the period incurred. For the years ended December 31, 1995, 1996 and 1997, additional amounts in excess of the base lot prices incurred under these agreements were $-0-, $1,737,000 and $2,524,000, respectively. Prepaid expenses, at December 31, 1996 and 1997, include $309,000 and $325,000, respectively, which had been prepaid under one of these agreements. Accrued expenses and other liabilities at December 31, 1996 and 1997 include $1,215,000 and $778,000, respectively, for amounts due under one of these agreements.

     Westbrooke has an unsecured letter of credit facility which is used to issue letters of credit which guarantee Westbrooke's performance of certain development and construction obligations. At December 31, 1996 and 1997,

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES letters of credit aggregating $1,484,000 and $1,342,000, respectively, were outstanding under this facility. No additional amounts are available under this facility.

     The Company is assessing the modification or replacement of its software that may be necessary for its computer systems to function properly with respect to the date in the year 2000 and thereafter. The Company does not believe that the cost of either modification of existing software or conversion to new software will be significant or that the year 2000 issue will pose significant operational problems for its computer systems.

     Westbrooke is involved from time to time in litigation arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on Westbrooke's financial position or results of operations.

9. EMPLOYEE BENEFIT PLAN

     The Partnership sponsors a 401(k) Profit Sharing Plan (the Plan). Under the terms of the Plan, the Partnership matches 25% of employee's voluntary contributions up to a maximum of 6% of each participant's earnings. Additional employee contributions in the form of profit sharing are made at the discretion of the Partnership. The Partnership's matching contributions to the Plan were $12,000, $37,000 and $41,000 for the years ended December 31, 1995, 1996 and
1997, respectively.

10. COMBINED COMMON STOCK

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Westbrooke Communities, Inc., $1 par value, 1,000 shares
  authorized, 100 shares issued and outstanding.............  $   100    $   100
Westbrooke at West Lake, Inc., $1 par value, 7,500 shares
  authorized, issued and outstanding........................    7,500      7,500
Westbrooke at Spring Valley, Inc., $1 par value, 7,500
  shares authorized, issued and outstanding.................    7,500      7,500
Westbrooke at Pembroke Pines, Inc., $1 par value, 7,500
  shares authorized, issued and outstanding.................    7,500      7,500
Westbrooke at Winston Trails, Inc., $1 par value, 7,500
  shares authorized, issued and outstanding.................    7,500      7,500
Westbrooke at Winston Park, Inc., $1 par value, 7,500 shares
  authorized, issued and outstanding........................    7,500      7,500
Westbrooke at Oakridge, Inc., $.01 par value, 10,000 shares
  authorized, issued and outstanding........................      100        100
Westbrooke at Rock Creek, Inc., $1 par value, 7,500 shares
  authorized, issued and outstanding........................    7,500      7,500
                                                              -------    -------
                                                              $45,200    $45,200
                                                              =======    =======

11. SUBSEQUENT EVENTS

     Effective January 1, 1998, the sole shareholder of Westbrooke sold all of the outstanding stock of Westbrooke, except for the Inactive Entities, and substantially all of the partnership interest in the Partnership to Newmark Homes Corp. (Newmark). The initial sales price was $18.9 million in the form of promissory notes, $12.3 million of which bear interest at 6.45% payable annually over five years and $6.6 million of which bear interest at 9.0% and are due on or before one year from closing. In addition, to the promissory notes, the stock purchase agreement provides for the payment of up to $7.5 million, contingent upon Westbrooke achieving specified income targets over the next five years. In order for the income targets to be met, Westbrooke must

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES achieve net income before income tax (as defined in the stock purchase agreement), on a cumulative basis, of $3,400,000, $7,040,000, $10,920,000,
$15,040,000 and $19,400,000 for the years ended December 31, 1998, 1999, 2000,
2001 and 2002, respectively.

     As part of this transaction, Westbrooke redeemed the partnership interest of Athena and repaid the subordinated notes payable with the proceeds from a $10 million bank loan, which bears interest at a rate of prime less 0.75% and is payable September 30, 1998. The bank loan is secured by a letter of credit issued by a bank for the benefit of Newmark.

                      [PHOTOS OF FINISHED HOME (EXTERIOR),
                          FINISHED HOME (INTERIOR) AND
                            HOME UNDER CONSTRUCTION]

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     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                                               PAGE
                                               ----
Prospectus Summary...........................    3
Risk Factors.................................    7
The Company..................................   12
Acquisition of Westbrooke....................   12
Use of Proceeds..............................   13
Dividend Policy..............................   13
Dilution.....................................   14
Capitalization...............................   15
Selected Financial and Operating Data........   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................   17
Business.....................................   24
Management...................................   35
Certain Transactions.........................   39
Security Ownership...........................   40
Description of Capital Stock.................   41
Shares Eligible for Future Sale..............   43
Underwriting.................................   44
Legal Matters................................   45
Experts......................................   46
Available Information........................   46
Index to Financial Statements................  F-1

                             ---------------------

  UNTIL APRIL 6, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                2,000,000 SHARES

                                  NEWMARK LOGO

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                           Dain Rauscher Incorporated

                        Laidlaw Global Securities, Inc.

                                 MARCH 12, 1998

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